Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of [          ], 2012

between

DYNEGY ROSETON, L.L.C.,

as Seller

and

LDH U.S. ASSET HOLDINGS LLC,

as Buyer

i

5.9	Financial Advisors; Brokers	27
5.10	No Other Representations	27

ARTICLE 6 COVENANTS OF THE PARTIES		28
6.1	Conduct of Business Pending the Closing	28
6.2	Access	28
6.3	Public Announcements	29
6.4	Tax Matters	29
6.5	Regulatory Approvals	30
6.6	Employee Matters	31
6.7	Confidentiality	33
6.8	Further Assurances	34
6.9	Bankruptcy Court Filings	34
6.10	Replacement Credit Support Requirements	37
6.11	Insurance	37
6.12	Danskammer Covenant	38
6.13	Post-Closing Filings	38
6.14	Seller Trademarks and Logos	38
6.15	Title Insurance and Survey	38
6.16	Replacement of Shared Contracts	38
6.17	Back-Up Bidder	39

ARTICLE 7 CONDITIONS TO OBLIGATIONS OF THE PARTIES		39
7.1	Conditions Precedent to Obligations of the Buyer	39
7.2	Conditions Precedent to the Obligations of the Seller	40

ARTICLE 8 TERMINATION		41
8.1	Termination of Agreement	41
8.2	Consequences of Termination	42
8.3	Deposit	42

ARTICLE 9 MISCELLANEOUS		43
9.1	Expenses	43
9.2	Assignment	43
9.3	Parties in Interest	43
9.4	Notices	43
9.5	Choice of Law	45
9.6	Entire Agreement; Amendments and Waivers	45
9.7	Schedules; Supplementation and Amendment of Schedules	45
9.8	Counterparts; Facsimile and Electronic Signatures	45
9.9	Severability	46
9.10	Exclusive Jurisdiction and Specific Performance	46
9.11	WAIVER OF RIGHT TO TRIAL BY JURY	46
9.12	NO CONSEQUENTIAL DAMAGES	46
9.13	Survival	47

ii

9.14	Computation of Time	47
9.15	Non-Recourse	47

Exhibit A	Assignment and Assumption Agreement
Exhibit B	Buyer Declaration

Schedule A–1	Knowledge Persons
Schedule A-2	OPEB Employees
Schedule A-3	Sale Order
Schedule A-4	Cure Costs
Schedule 2.1(a)	Owned Real Property
Schedule 2.1(b)	Vehicles
Schedule 2.1(e)	Assumed Contracts
Schedule 2.1(i)	Emissions Allowances
Schedule 4.3	Seller Consents
Schedule 4.4	Seller Conflicts
Schedule 4.5	Seller Litigation
Schedule 4.8	Owned Real Property
Schedule 0 Material Contracts
Schedule 4.9(a)	Assumed Contracts Issues
Schedule 4.10(a)	Seller Labor Issues
Schedule 4.10(b)	Seller Labor Violations of Law
Schedule 4.10(d)	Seller Benefit Plans
Schedule 4.10(e)	Benefit Plans Subject to ERISA
Schedule 4.11	Environmental Matters
Schedule 4.12(a)	Seller Compliance with Laws
Schedule 4.12(b)	Material License and Permits Exceptions
Schedule 4.15	Taxes
Schedule 5.3	Buyer Consents
Schedule 5.4	Buyer Conflicts
Schedule 6.6(b)	Employees
Schedule 6.6(d)	Non-Represented Employee Benefit Plans
Schedule 6.10	Credit Support Arrangements
Schedule 6.13	Post-Closing Filings
Schedule 7.1(e)	Material Governmental Consents
Schedule 7.1(f)	Material Consents

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated as of [            ], 2012 (the “Effective Date”), between DYNEGY ROSETON, L.L.C., a Delaware limited liability company (the “Seller”) and LDH U.S. ASSET HOLDINGS LLC, a Delaware limited liability company (the “Buyer”).  The Seller and the Buyer are each referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Seller or DNE (as defined below) will own as of Closing all the assets, permits, contracts and other rights currently used or held for use in operating the Facility (as defined herein);

WHEREAS, Dynegy Holdings, LLC, a Delaware limited liability company (“Dynegy Holdings”), Dynegy Northeast Generation, Inc., a Delaware corporation (“DNE”), Hudson Power L.L.C., a Delaware limited liability company, Dynegy Danskammer, L.L.C., a Delaware limited liability company (“Dynegy Danskammer”) and the Seller (collectively, the “Dynegy Companies”) have each filed a voluntary petition and commenced a case (collectively, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York, Poughkeepsie Division (the “Bankruptcy Court”);

WHEREAS, the Seller and DNE have entered into an agreement of which the Buyer is a third party beneficiary pursuant to which DNE will transfer to the Buyer (or its designee) at Closing any Acquired Assets held by it;

WHEREAS, upon the terms and subject to the conditions contained in this Agreement and the approval of the Bankruptcy Court, the Seller wishes to sell to the Buyer and the Buyer wishes to purchase from the Seller the Acquired Assets free and clear of any Lien except as expressly provided herein and to assume from the Seller the Assumed Liabilities.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and, intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1                               Defined Terms. As used herein, the terms below shall mean the following:

“Acquired Assets” has the meaning set forth in Section 2.1.

“Acquired Confidential Information” has the meaning set forth in Section 6.7.

“Acquired Permits” has the meaning set forth in Section 2.1(g).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person specified, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, through ownership of voting securities or rights, by contract, as trustee, executor or otherwise.

“Agreement” means this Asset Purchase Agreement, together with all exhibits hereto and the Schedules.

“Allocation” has the meaning set forth in Section 3.3.

“Assignment and Assumption Agreement” means an assignment and assumption agreement to be entered into by the Seller and the Buyer concurrently with the Closing, in form and substance reasonably acceptable to such Parties.

“Assumed Contracts” has the meaning set forth in Section 2.1(c).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Auction” has the meaning set forth in the Bid Procedures.

“Back-Up Bidder” has the meaning set forth in the Bid Procedures.

“Bankruptcy Code” has the meaning set forth in the recitals.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as promulgated by the United States Supreme Court under section 2075 of title 28 of the Bankruptcy Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases, and the general, local and chambers rules of the Bankruptcy Court.

“Benefit Plan” means any employee benefit plan (as defined in section 3(3) of ERISA) or any deferred compensation, bonus, pension, retirement, profit sharing, savings, incentive compensation, stock purchase, stock option or other equity or equity-based compensation, disability, death benefit, hospitalization, medical, dental, life, severance, vacation, sick leave, holiday pay, fringe benefit, personnel, reimbursement, incentive, insurance, welfare or any similar plan, program, policy, practice or arrangement (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether or not subject to ERISA, or any employment, retention, consulting, change in control, termination or severance plan, program, policy, practice, arrangement or agreement sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Seller or its ERISA Affiliates in connection with the Facility, as such plans may be modified by changes to the Collective Bargaining Agreement.

“Bid Procedures” means the bid procedures approved by the Bankruptcy Court pursuant to the Bid Procedures Order.

“Bid Procedures Order” means the Order of the Bankruptcy Court entered in the Chapter 11 Cases on September 27, 2012, as modified, approving the Bid Procedures.

“Bill of Sale” means a bill of sale for the Acquired Assets to be delivered by the Seller to the Buyer at Closing.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which banking institutions in the State of New York are not required to open.

“Buyer” has the meaning set forth in the preamble.

“Buyer Consents” has the meaning set forth in Section 5.3.

“Chapter 11 Cases” has the meaning set forth in the recitals.

“Closing” has the meaning set forth in Section 3.1(a).

“Closing Date” has the meaning set forth in Section 3.1(a).

“COBRA” means Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means that certain collective bargaining agreement between DNE and the Union, which expired on October 31, 2012.

“Confidentiality Agreement” has the meaning set forth in Section 6.7.

“Confirmation Order” means an Order or Orders of the Bankruptcy Court confirming a chapter 11 plan of reorganization or liquidation for the Seller and any affiliated debtors.

“Consent” has the meaning set forth in Section 4.3.

“Contract” means any contract, lease, license, purchase order, sales order or other agreement, arrangement, understanding or commitment that is binding upon a Person or its property, whether written or oral.

“Credit Support Arrangements” has the meaning set forth in Section 6.10.

“Cure Costs” means the costs to cure all monetary defaults existing, as of the Closing Date, under any of the Assumed Contracts, pursuant to section 365(b)(1) of the Bankruptcy Code, provided that Cure Costs shall only include (a) Cure Costs arising prior to the Effective Date solely to the extent such Cure Costs are listed on Schedule A-4 and (b) Cure Costs arising on or after the Effective Date solely to the extent such Cure Costs are incurred in the Ordinary Course of Business.

“Damages” means any damage, loss, penalty, liability, cost or expense, including reasonable expenses of investigation and reasonable attorneys’ fees and expenses, in connection with any Proceeding.

“Danskammer” means those fuel oil and natural gas dual fuel electric generating units with an aggregate capacity of approximately 125 MW (known as Danskammer Units 1 and 2)

those coal and natural gas generating units with an aggregate capacity of approximately 374 MW (known as Danskammer Units 3 and 4) and those two 2.5 MW emergency diesel generators (known as Danskammer Units 5 and 6) used to black start the other Danskammer units in the event that the electrical grid loses power, all of which units are located in Newburgh, New York, together with certain auxiliary equipment, ancillary and associated facilities and equipment associated with the operation or maintenance of the Danskammer units.

“Deed” has the meaning set forth in Section 3.1(b)(i).

“Deposit” means the $1,700,000 deposit wire transferred by the Buyer to the Seller on November 30, 2012.

“DNE” has the meaning set forth in the recitals.

“Dynegy Assets” means the Acquired Assets less those assets transferred to the Seller pursuant to the Transfer Agreement.

“Dynegy Companies” has the meaning set forth in the recitals.

“Dynegy Danskammer” has the meaning set forth in the recitals.

“Dynegy Holdings” has the meaning set forth in the recitals.

“Effective Date” has the meaning set forth in the preamble.

“Employees” has the meaning set forth in Section 6.6(b).

“Employer” has the meaning set forth in Section 6.6(c).

“Environmental Laws” means all Laws relating to pollution, Hazardous Materials, the protection of the environment, natural resources or human health (to the extent related to environmental exposure to Hazardous Materials) or the transport, treatment, storage, disposal or release into the environment of Hazardous Materials.

“Environmental Licenses and Permits” has the meaning set forth in Section 4.11(a).

“Environmental Matters” means any matter arising out of, relating to, or in any way resulting from pollution (including the investigation, remediation or exposure thereto), contamination (including the investigation, remediation or exposure thereto), protection of the environment, natural resources or human health, or the Release or threatened Release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that, by reason of its relationship with the Dynegy Companies, is required to be aggregated with the Dynegy Companies under section 414(b), (c), (m) or (o) of the Code or section 4001(b)(1) of ERISA, or that is, as of the relevant time, a member of the same “controlled group” as the Dynegy Companies pursuant to section 4001(a)(14) of ERISA.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Employees” has the meaning set forth in Section 6.6(b).

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Facility” means the two-unit, fuel oil and natural gas dual-fuel electric generation station with an aggregate capacity of approximately 1,210 MW located in Newburgh, New York, together with certain auxiliary equipment, ancillary and associated facilities and equipment associated with the operation or maintenance of the Roseton units, except the Excluded Assets.

“FERC” means the Federal Energy Regulatory Commission.

“Filing” has the meaning set forth in Section 4.3.

“Final Order” means (a) an order or judgment of the Bankruptcy Court or any other court or adjudicative body as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending, or (b) in the event that an appeal, writ of certiorari, reargument, or rehearing thereof has been taken or sought, no stay pending appeal has been granted or such order of the Bankruptcy Court or any other court or adjudicative body shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, however, that no order shall fail to be a Final Order solely because of the possibility that a motion pursuant to section 502(j) of the Bankruptcy Code, Rule 59 or Rule 60 of the Federal Rules of Civil Procedure or Bankruptcy Rule 9024 may be filed with respect to such order.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“Governmental Entity” means any federal, state, local, municipal, foreign or other (a) government, (b) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature or (d) governmental, quasi-governmental or non-governmental body administering, regulating or having general oversight over gas, electricity, power or other markets, or over reliability matters.

“Hazardous Materials” means any material, pollutant, contaminant, substance or waste defined, listed or regulated as “hazardous” or “toxic” (or words of similar meaning or intent) under any applicable Environmental Law, including materials exhibiting the characteristics of ignitability, corrosivity, reactivity or toxicity, as such terms are defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any applicable Environmental Law.

“Indebtedness” means for any Person:  (a) any indebtedness of such Person for borrowed money, including any such indebtedness evidenced by any note, bond (including surety and appeal bonds, performance bonds and other obligations of a like nature), debenture, mortgage or similar debt instrument; (b) reimbursement obligations with respect to any letter of credit, surety bond, acceptance or other similar obligations (to the extent of any amounts drawn thereunder by the beneficiary thereof); (c) bank overdrafts or liability obligations under a letter of credit, bankers’ acceptance note, purchase facility or other similar facility; (d) liabilities for the deferred purchase price of property acquired by, or services rendered to, such Person that is required to be classified and accounted for under GAAP as debt (excluding accounts payable arising in the Ordinary Course of Business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property); (e) liabilities in respect of capital leases; (f) obligations in respect of derivative or similar instruments; (g) any off-balance sheet indebtedness; (h) all guarantees given by such Person in respect of Indebtedness of any other Person and any Indebtedness of any other Person that is secured by a Lien on the property of such Person; and (i) all unpaid penalties (including prepayment penalties), interest, fees, premiums, costs and expenses (if any) relating to any indebtedness or liabilities specified in clauses (a) through (h) above.

“Insurance Policies” means all property and casualty insurance policies and binders maintained for the benefit of the Seller and related to the Acquired Assets.

“Interim Period” has the meaning set forth in Section 6.1.

“Inventory” has the meaning set forth in Section 2.1(c).

“IT Assets” means computers, software (other than software generally available through commercial software vendors), servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment owned by the Seller.

“Knowledge” means, with respect to the Seller, the actual knowledge of those individuals listed on Schedule A—1, on condition that none of the individuals named in this definition shall have any personal liability or obligation regarding such Knowledge (including the lack of any such Knowledge).

“Law” means any federal, state, provincial, local or foreign statute, law, ordinance, regulation, rule, code, Order, principle of common law, judgment or decree enacted, promulgated, issued, enforced or entered by any Governmental Entity, or court of competent jurisdiction, or other requirement or rule of law.

“LBF” has the meaning set forth in Section 4.10(a).

“Liabilities” means, as to any Person, all Indebtedness, adverse claims, liabilities, commitments, responsibilities, and obligations of any kind or nature whatsoever, direct or indirect, absolute or contingent, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required to be reflected, in such Person’s balance sheet or other books and records.

“Lien” means any claim, pledge, option, charge, hypothecation, easement, security interest, right-of-way, encroachment, mortgage, deed of trust, defect in title, restriction on transferability or other similar restriction or encumbrance, in each case, whether imposed by agreement, Law, equity or otherwise.

“Local Bankruptcy Rules” means the Local Bankruptcy Rules for the Southern District of New York applicable to all cases in such district governed by the Bankruptcy Code.

“Machinery and Equipment” has the meaning set forth in Section 2.1(b).

“Material Adverse Effect” means any fact, matter, development, change, effect or circumstance that, individually or in combination, has had or would reasonably be expected to have a material adverse effect on the value of the Acquired Assets or the Assumed Liabilities or results of operations of the Facility or a material adverse effect on the ability of the Seller to perform its obligations under this Agreement or to consummate the transactions contemplated herein, except that in no event shall any of the following be taken into account in determining whether a “Material Adverse Effect” has occurred:  (a) any change generally affecting the international, national or regional electric generating, transmission or distribution industry; (b) any change generally affecting the international, national or regional wholesale or retail markets for electric power, ancillary services, or capacity; (c) any change generally affecting the international, national or regional wholesale or retail markets for natural gas; (d) any change in market design and pricing; (e) any change in general macroeconomic, financial market, regulatory or political conditions, including any engagements of hostilities, acts of war or terrorist activities, or changes imposed by a Governmental Entity associated with additional security; (f) changes in Law, GAAP or official interpretations of the foregoing; (g) compliance with this Agreement, including any effect on the Facility resulting from failure to take any action to which the Buyer unreasonably refused consent under this Agreement; or (h) the pendency of the Chapter 11 Cases and any action approved by the Bankruptcy Court upon the motion of a Person (other than a motion by the Seller or any of its Affiliates), except in the case of clauses (a), (b), (d), (e) or (f), to the extent that such changes affect the Facility in any manner that is materially disproportionate as compared to other electric generation stations.

“Material Licenses and Permits” has the meaning set forth in Section 4.12(b).

“Necessary Consent” has the meaning set forth in Section 2.5.

“NERC” means the North American Electric Reliability Corporation or any successor thereto, and any committee, division, or unit thereof.

“Net Cash Gain” means the sum of cash flow from operations plus cash from investing, each as determined in accordance with GAAP.

“Net Cash Loss” means the sum of cash flow from operations minus cash from investing, each as determined in accordance with GAAP.

“Non-Party Affiliates” has the meaning set forth in Section 9.15.

“Non-Represented Employees” has the meaning set forth in Section 6.6(b).

“Notices” has the meaning set forth in Section 9.4.

“NYISO” means the New York Independent System Operator.

“NYPSC” means the New York State Public Service Commission.

“OPEB Liabilities” means all post-employment benefits related to any (a) active Employees and Danskammer employees who have provided notice of retirement to be effective prior to January 1, 2013, (b) retired employees of the Seller or its Affiliates whose employment was related to the maintenance and operation of the Acquired Assets and (c) retired Danskammer employees, in each case of (a), (b) and (c) including those individuals listed on Schedule A-2. For the avoidance of doubt, OPEB Liabilities do not include pension benefits arising out of the Dynegy Northeast Generation, Inc. Pension Plan.

“Operating Records” means all data, information, agreements, files, books, operating records, operating, safety and maintenance manuals, engineering and design plans, blueprints and as-built plans, specifications, drawings, reports, procedures, facility compliance plans, test records and results, other records and filings made with regulatory agencies regarding operations at the Facility, environmental procedures and similar records and employee records for the Employees.  Except as otherwise expressly provided herein, the foregoing does not include (a) accounting books and records of the Seller or any of its Affiliates, (b) items proprietary to third parties that are not freely transferable in connection with the sale of the Facility, (c) routine correspondence or documents relating to negotiations with contractors or vendors other than those located at the Facility, (d) publicly available SEC or FERC filings or other publicly available information or records, (e) records relating to internal project approvals, (f) records not in the possession and control of the Seller or any of its Affiliates and (g) records not permitted by law to be transferred from the Seller to the Buyer, provided in the case of (g) that, to the extent permitted by law, copies of such records shall be transferred from the Seller to the Buyer at the Buyer’s sole cost and expense. To the extent that any of the Operating Records contain competitively sensitive information related to assets other than the Acquired Assets, such information may be redacted by the Seller.

“Order” means any judgment, order, injunction, writ, ruling, decree, consent agreement, stipulation or award of any Governmental Entity.

“Ordinary Course of Business” means actions that are taken in the ordinary course of the normal day-to-day operations of a Person consistent with the past practices of such Person, recognizing as to the Seller that it has filed the Chapter 11 Cases.  For the avoidance of doubt, (a) any discussions regarding the Collective Bargaining Agreement and (b) any discussions with the Town of Newburgh, County of Orange, New York, and Marlboro School District regarding the assessed value of the Facility for purposes of levying Property Taxes upon the Facility shall each be deemed to be in the Ordinary Course of Business of the Seller.  For the avoidance of doubt, neither the Seller nor any of its Affiliates shall have an obligation to seek additional funding or make any capital contributions or loans in order to continue operations of the Facility or otherwise and if the Seller fails as a result of a lack of capital to take any action that would otherwise be considered within the Ordinary Course of Business, the Seller shall not be deemed to have acted outside of the Ordinary Course of Business as a result of such failure.

“Owned Real Property” has the meaning set forth in Section 2.1(a).

“Party” has the meaning set forth in the preamble.

“Permits” means permits, licenses, registrations, certificates of occupancy, approvals and consents issued by any Governmental Entity.

“Permitted Liens” means: (a) all defects, exceptions, restrictions, easements, rights-of-way and encumbrances disclosed in policies of title insurance disclosed to Buyer in the Interlinks data room on or prior to December 15, 2012; (b) statutory Liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (c) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business, either for amounts not yet due or for amounts being contested in good faith and by appropriate proceedings timely instituted; (d) environmental Liens imposed by any Governmental Entity; (e) title of a lessor under a capital or operating lease; (f) terms and conditions of any Assumed Contract; (g) all covenants, conditions, restrictions, easements, charges, rights-of-way, other encumbrances on title and similar matters filed of record in the real property records in the jurisdictions in which the Facility to which they relate or affect are located and that do not materially interfere with the use, development or operation of the Facility in the Ordinary Course of Business, render title unmarketable, or require the payment of any monies or the receipt of consent from any third parties; (h) such Liens, imperfections in title, charges, easements, restrictions, encumbrances or other matters that are due to zoning or subdivision, entitlement, and other land use Laws or regulations and, if imposed after the Effective Date, which do not and will not materially impair the use, development or operation of the Facility for its intended purpose; (i) with respect to the Acquired Assets other than the Owned Real Property, encumbrances on title arising by operation of any applicable United States federal, state or foreign securities Law; (j) Liens or encumbrances that arise solely by reason of acts of or with the written approval of the Buyer; and (k) Liens or encumbrances that have arisen by, through or under Roseton OL, LLC or its Affiliates.

“Person” means an individual, a partnership, a joint venture, a corporation, a business trust, a limited liability company, a trust, an unincorporated organization, a joint stock company, a labor union, an estate, a Governmental Entity or any other entity.

“Post-Closing Filings” has the meaning set forth in Section 6.13.

“Potential Successor Tax” means any Taxes owed by the Seller with respect to which the Buyer may have successor liability.

“Proceeding” means any claim, action, arbitration, investigation Known to the Seller by a Governmental Entity, hearing, litigation or suit (whether civil, criminal or administrative), other than the Chapter 11 Cases, asserted, commenced, or conducted by any Person and heard by or before any Governmental Entity or arbitrator.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Purchase Price” means an amount equal to $19,500,000.

“Release” means any releasing, spilling, emitting, leaking, pumping, pouring, emptying, injecting, escaping, dumping, abandoning, disposing, discharging, depositing or leaching into or through the environment (including ambient air, soil, soil gas, surface water, groundwater, land surface or subsurface strata), including the abandonment of receptacles containing Hazardous Materials.

“Representative” means, with respect to any Person, such Person’s officers, directors, managers, employees, agents, representatives and financing sources (including any investment banker, financial advisor, accountant, legal counsel, agent, representative or expert retained by or acting on behalf of such Person or its subsidiaries).

“Represented Employees” has the meaning set forth in Section 6.6(b).

“Roseton Site” means the parcel of land upon which the Facility is located, as described on Schedule 2.1(a)(i).

“Sale Hearing” has the meaning set forth in the Bid Procedures.

“Sale Motion” means a motion to be filed by the Seller seeking entry of the Sale Order. If the sale of assets under this Agreement is to be incorporated into and effectuated pursuant to a plan or plans of liquidation or reorganization for the Seller pursuant to section 1129 of the Bankruptcy Code, the Sale Motion may be a motion seeking confirmation of such plan or plans, or alternatively, at the Seller’s election, such plan or plans may be filed separately from the Sale Motion.

“Sale Notice” has the meaning set forth in the Bid Procedures.

“Sale Order” means a Final Order or Orders of the Bankruptcy Court, (a) in form and substance reasonably acceptable to the Seller and the Buyer substantially in the form attached hereto as Schedule A—3, (b) approving, without limitation, this Agreement and all of the terms and conditions hereof, (c) authorizing the Seller to consummate the transactions with the Buyer contemplated hereby pursuant to sections 105(a), 363, 365, 1129 (if effectuated pursuant to a plan that is confirmed by a Confirmation Order) and 1146(a) of the Bankruptcy Code and Bankruptcy Rules 2002(a), 6004 and 6006 (together with additional Bankruptcy Rules applicable to chapter 11 plans if the sale is effectuated as part of and pursuant to a proposed plan or plans of liquidation or reorganization for the Seller as confirmed by a Confirmation Order) and (d) providing for the sale and assignment of the Acquired Assets free and clear of all Liens, other than Permitted Liens. The Sale Order may be incorporated into a Confirmation Order confirming a plan or plans of liquidation or reorganization for the Seller pursuant to section 1129 of the Bankruptcy Code and all applicable Bankruptcy Rules pertaining thereto.

“Schedules” means the disclosure schedules delivered in connection with the execution of this Agreement.

“Seller” has the meaning set forth in the preamble.

“Seller Consents” has the meaning set forth in Section 4.3.

“Seller Trademarks and Logos” has the meaning set forth in Section 6.14.

“Settlement Agreement” shall mean that certain Amended and Restated Settlement Agreement, dated as of May 30, 2012 [filed in the Chapter 11 Cases as Docket No. 739-1, as approved by the Bankruptcy Court by order entered on June 1, 2012 as Docket No. 758].

“Shared Contract” means any written Contract to which the Seller or any of its Affiliates is a party and that is relating to or necessary or required for (a) the ownership or operation of the Facility and (b) the ownership or operation of Danskammer.

“Tax” means (a) any and all taxes, assessments, levies, duties or other governmental charges imposed by any Governmental Entity, including any income, alternative or add-on minimum, accumulated earnings, franchise, capital stock, environmental, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, real property, special district charges, school district, personal property, ad valorem, occupancy, license, occupation, unclaimed property liabilities, employment, payroll, social security, disability, unemployment, withholding, corporation, inheritance, stamp duty reserve, estimated or other similar tax, assessment, levy, duty (including duties of customs and excise) or other governmental charge of any kind whatsoever, including any payments in lieu of taxes or other similar payments, chargeable by any Tax Authority together with all penalties, interest and additions thereto, whether disputed or not and (b) any liability for taxes (as described in (a)) of another Person imposed by Law, including U.S. Treasury Regulations section 1.1502-6 or similar provision of foreign, state or local Law, by contract or otherwise.

“Tax Authority” means any taxing or other authority (whether within or outside the United States) competent to impose any Tax.

“Tax Return” means any and all returns, declarations, reports, documents, claims for refund, or information returns, statements or filings that are required to be supplied to any Tax Authority or any other Person, including any schedule or attachment thereto, and including any amendments thereof.

“Termination Fee” has the meaning set forth in Section 8.3(b).

“Title Company” has the meaning set forth in Section 6.15.

“Transfer Agreement” means that certain Transfer Agreement by and among the Seller and Roseton OL, LLC dated as of the date of this Agreement, pursuant to which, among other things, Roseton OL, LLC will, prior to Closing, transfer to the Seller and the Seller will accept legal and beneficial title to certain of the Acquired Assets.

“Transfer Agreement Closing” means the “Closing” as defined in the Transfer Agreement.

“Transaction Agreements” means this Agreement, the Assignment and Assumption Agreement, the Bill of Sale, the Deed and all other agreements, documents and instruments necessary to effect the transactions contemplated hereby.

“Transfer Tax” means any sales, use, transfer, conveyance, documentary transfer, stamp, recording or other similar Tax imposed upon the sale, transfer or assignment of property or any interest therein or the recording thereof, and any penalty, addition to Tax or interest with respect thereto, but such term shall not include any Tax on, based upon or measured by, the net income, gains or profits from such sale, transfer or assignment of the property or any interest therein.

“Union” means Local Union 320 of the International Brotherhood of Electrical Workers.

“WARN Act” has the meaning set forth in Section 4.10(b).

1.2                               Interpretation.

(a)                                 Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)                                 Words denoting any gender shall include all genders.

(c)                                  A reference to any Party to this Agreement or any other agreement or document shall include such Party’s successors and permitted assigns.

(d)                                 A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(e)                                  All references to “$” and dollars shall be deemed to refer to United States currency.

(f)                                   All references to any financial or accounting terms shall be defined in accordance with GAAP, unless otherwise defined herein.

(g)                                  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, schedule and exhibit references are to this Agreement, unless otherwise specified.  All article, section, paragraph, schedule and exhibit references used in this Agreement are to articles, sections, paragraphs, schedules and exhibits to this Agreement, unless otherwise specified.

(h)                                 The meanings given to terms defined herein shall be equally applicable to both singular and plural forms of such terms.

(i)                                     When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(j)                                    If a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(k)                                 A reference to any agreement or document (including a reference to this Agreement) is to the agreement or document as amended, restated, supplemented or otherwise modified from time to time, except to the extent prohibited by this Agreement or that other agreement or document.

(l)                                     Exhibits, Schedules, annexes and other documents referred to as part of this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein shall be defined as set forth in this Agreement.

(m)                             The table of contents and the headings of the Articles and Sections herein are inserted for convenience of reference only and shall not be a part of, or affect the meaning or interpretation of, this Agreement.

(n)                                 This Agreement is the result of the joint efforts of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the Parties and there is to be no construction against any Party based on any presumption of that Party’s involvement in the drafting thereof.

ARTICLE 2

TRANSFER OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1                               Assets to be Acquired.  Subject to the terms and conditions of this Agreement and the entry of the Sale Order, at the Closing, the Seller shall sell, convey, assign, transfer and deliver (or cause to be sold, conveyed, assigned, transferred and delivered, as applicable) to the Buyer, and the Buyer shall purchase, acquire and accept, free and clear of all Liens (other than Permitted Liens), in each and all of the Acquired Assets.  “Acquired Assets” means all properties, assets and rights of every nature, tangible and intangible, real or personal, now existing or hereafter acquired, whether or not reflected on the books or financial statements of the Seller as the same shall exist on the Closing Date that are (a) as of the Closing Date, owned by the Seller or its Affiliates (b) used or held in connection with the ownership, lease, use or operation of the Facility, (c) located at the Roseton Site (or removed from the Roseton Site after the Effective Date outside the Ordinary Course of Business) and (d) not Excluded Assets, including, as limited by the preceding limitations:

(a)                                 the parcels of real property and fee simple interests solely to the extent described in Schedule 2.1(a), and, to the extent owned by the Seller, all appurtenances thereto, together with all buildings, fixtures, component parts, other construction and other improvements thereon and thereto, including all construction work in progress (collectively, the “Owned Real Property”);

(b)                                 all of (i) the Seller’s rights to equipment (including any cars, trucks, forklifts and other industrial vehicles), machinery, materials, furniture, fixtures, improvements, tooling and other tangible property, whether owned or leased pursuant to an Assumed Contract, including the vehicles set forth on Schedule 2.1(b) (the “Machinery and Equipment”) and (ii)

the rights of the Seller to any warranties, express or implied, and licenses received from manufacturers and sellers of the Machinery and Equipment;

(c)                                  other than those used in the Ordinary Course of Business prior to Closing, all inventories of spare parts and fuel oil, including those spare parts set forth on Schedule 2.1(c) (collectively, “Inventory”);

(d)                                 IT Assets;

(e)                                  all Contracts entered into by the Seller that are executory and unexpired as of the Closing Date and that will be assumed by the Seller and assigned to the Buyer pursuant to sections 365(a) and 365(f) of the Bankruptcy Code in connection with the transactions contemplated in this Agreement, in each case listed on Schedule 2.1(e), provided, however, that the Buyer may amend or supplement the list of Assumed Contracts upon written Notice to the Seller and the affected Assumed Contract counterparties on or before January 14, 2013 (collectively, and from time to time as so amended, the “Assumed Contracts”);

(f)                                   all proceeds arising out of the Insurance Policies, to the extent related to pre-Closing periods;

(g)                                  all Permits necessary or required for the ownership or operation of the Facility, but only to the extent that such Permits are transferable by the Seller or DNE to the Buyer by assignment or otherwise (the “Acquired Permits”);

(h)                                 except as set forth in Sections 2.2(h), and subject to the right of the Seller to retain copies for its use, the Operating Records; and

(i)                                     all air emissions allowances allocated to the Facility as of the Effective Date and not used in the Ordinary Course of Business prior to the Closing, including those set forth on Schedule 2.1(i).

2.2                               Excluded Assets.  The Buyer does not assume and shall have no right to any asset of the Seller that is not an Acquired Asset (the “Excluded Assets”), which Excluded Assets include:

(a)                                 all cash and cash equivalents, marketable securities, security entitlements, instruments and other investments and all bank accounts and securities accounts, including any cash collateral that is collateralizing any letters of credit, or any obligation with respect thereto;

(b)                                 any Tax refunds or credits that arise and relate to the period prior to the Closing Date, except for any Tax refunds related to the Owned Real Property;

(c)                                  the Seller Trademarks and Logos;

(d)                                 any assets held by the Seller that are not located on the Roseton Site (other than any assets that would otherwise be Acquired Assets but were removed from the Roseton Site after the Effective Date outside the Ordinary Course of Business);

(e)                                  any software of the Seller, except to the extent at the Roseton Site and freely transferable;

(f)                                   any transmission facilities and any other assets held by third parties unaffiliated with the Sellers;

(g)                                  any Contract other than the Assumed Contracts;

(h)                                 any Operating Records that the Seller is required by Law to retain, including Tax Returns, taxpayer and other identification numbers, financial statements and corporate or other entity filings and all Operating Records related to Taxes paid or payable by the Seller or any of its Affiliates, provided that, to the extent permitted by applicable Law, the Seller shall provide the Buyer with copies of any Operating Records retained by the Seller at the Buyer’s sole cost and expense;

(i)                                     all deposits and prepaid expenses including (i) security deposits with third party suppliers, vendors, service providers or landlord and lease and rental payments, (ii) tenant reimbursements and (iii) pre payments; and

(j)                                    any documents and agreements relating to the Chapter 11 Cases or to the sale or other disposition of the Acquired Assets or any other asset other than those to be delivered to the Buyer in accordance with this Agreement.

2.3                               Liabilities to be Assumed by the Buyer.  Subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements herein contained, at the Closing, the Seller shall assign to the Buyer and the Buyer shall assume from the Seller and pay when due, perform and discharge, in due course, without duplication, the following Liabilities of the Seller and its Affiliates (collectively, the “Assumed Liabilities”):

(a)                                 any Liabilities for or related to Taxes relating to the Owned Real Property (including both accrued and unpaid real property Taxes for 2012 and any 2013 Taxes);

(b)                                 any Liabilities and obligations arising under Environmental Laws or relating to Environmental Matters, and Permits or other authorizations relating to the ownership or operation of the Acquired Assets;

(c)                                  Transfer Tax Liability, if any;

(d)                                 OPEB Liabilities;

(e)                                  severance obligations pursuant to the Benefit Plans, if any, related to the Employees (whether due to termination, change in terms of employment, or otherwise) not hired by the Buyer and COBRA health continuation for such Employees (including COBRA premium subsidies to be provided pursuant to the Seller’s applicable severance plan);

(f)                                   all Cure Costs;

(g)                                  all Liabilities of the Seller arising after the Closing Date under each of the Assumed Contracts; and

(h)                                 all Liabilities arising out of or relating to the Buyer’s operation of the Facility or its ownership or operation of the Acquired Assets following the Closing Date.

2.4                               Excluded Liabilities.  The Buyer does not assume any Liability of the Seller or its Affiliates except as explicitly set forth in Section 2.3, including Liabilities of the Seller or its Affiliates relating to or arising out of any of the following, which shall be retained and remain Liabilities of the Seller and its Affiliates (collectively, the “Excluded Liabilities”):

(a)                                 any Indebtedness of the Seller or its Affiliates to the extent not expressly assumed hereunder as part of the Assumed Liabilities;

(b)                                 except as set forth in Section 6.4, all costs and expenses incurred or to be incurred by the Seller or its Affiliates in connection with this Agreement and the consummation of the transactions contemplated hereby;

(c)                                  any Liabilities of the Seller or its Affiliates under the Transaction Agreements;

(d)                                 any liabilities with respect to any Benefit Plan other than the OPEB Liabilities assumed pursuant to Section 2.3 (including, for the avoidance of doubt, all Liabilities associated with the Dynegy Northeast Generation, Inc. Pension Plan);

(e)                                  except as specifically provided in Section 2.3 or Section 6.6, any Liabilities of the Seller relating to any Employees that arose before or upon the Closing;

(f)                                   all trade and vendor accounts payable arising from or out of the operation of the Facility prior to the Closing Date, except to the extent related to any Assumed Contract;

(g)                                  any franchise or income Taxes (including any Taxes based upon or measured by gross or net income, gains or profits) imposed on the Seller or its Affiliates;

(h)                                 severance obligations other than the OPEB Liabilities, if any, related to any Danskammer employees (whether due to termination, change in terms of employment, or otherwise); and

(i)                                     any Liabilities that are not Assumed Liabilities.

2.5                               Non-Assignment of Certain Contracts.  Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer and shall not cause the assignment or transfer of any Acquired Asset (including any Assumed Contract) if:  (a) an attempted assignment thereof, without the approval, authorization or Consent of, or granting or issuance of any license or permit by, any third party thereto (each such action, a “Necessary Consent”), is not permissible under applicable provisions of the Bankruptcy Code; or (b) the Bankruptcy Court shall not have entered an Order authorizing assumption and assignment without regard to such Necessary Consent. In such event, the Seller and the Buyer will use their commercially reasonable efforts to obtain the Necessary Consents with respect to any such Acquired Asset or any claim or right or any benefit arising thereunder for the assignment thereof to the Buyer as the Buyer may reasonably request.  If such Necessary Consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of the Seller thereunder so that the Buyer would not in fact receive all such rights, the Seller and the Buyer will cooperate in a mutually agreeable arrangement to the extent feasible and at no expense to either Party (other than minor and incidental expenses) under which the Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sub-licensing, or sub-leasing to the Buyer, or under which the Seller would enforce for the benefit of the Buyer with the Buyer assuming the Seller’s Liabilities and any and all rights of the Seller against a third party thereto.

ARTICLE 3

CLOSING; PURCHASE PRICE

3.1                               Closing; Transfer of Possession; Certain Deliveries.

(a)                                 The consummation of the transactions contemplated herein (the “Closing”) shall take place on the fifth Business Day after all of the conditions set forth in Article 7, other than those conditions that by their nature are to be satisfied at the Closing (but subject to the satisfaction or waiver of such conditions at the Closing), have been either satisfied or waived by the Party entitled to waive such condition or on such other date as the Parties shall mutually agree.  The Closing shall be held at the offices of Sidley Austin LLP at 1000 Louisiana Street in Houston, TX 77002, at 10:00 a.m., local time, unless the Parties otherwise agree.  The actual date of the Closing is the “Closing Date.”  For purposes of this Agreement, from and after the Closing, the Closing shall be deemed to have occurred at 12:01 a.m. on the Closing Date.

(b)                                 At the Closing, the Seller shall deliver to the Buyer:

(i)                                     a duly executed bargain and sale deed (the “Deed”) in form and substance reasonably satisfactory to the Parties so as to convey to the Buyer all right, title and interest to the Owned Real Property;

(ii)                                  a duly executed Bill of Sale in form and substance reasonably satisfactory to the Parties;

(iii)                               a duly executed Assignment and Assumption Agreement in the form attached as Exhibit A;

(iv)                              a duly executed affidavit of the Seller (or, in the case of an entity that is disregarded for U.S. federal income tax purposes, the owner of such entity), prepared in accordance with U.S. Treasury Regulations section 1.1445-2(b), certifying as to the Seller’s or owner’s, as the case may be, non-foreign status;

(v)                                 a properly completed New York State Combined Real Estate Transfer Tax Return and Credit Line Mortgage Certificate, and Certificate of Exemption from the Payment of Estimated Personal Income Tax (Form TP-584), duly executed by the Seller, which documents shall be prepared by the Seller;

(vi)                              a properly completed New York State Board of Real Property Services Real Property Transfer Report (Form RP-5217), duly executed by the Seller, which documents shall be prepared by the Seller;

(vii)                           copies of each Seller Consent that is a condition to Closing;

(viii)                        the Operating Records to be delivered pursuant to Section 2.1(h), it being understood that any such Operating Records located at the Facility need not be physically delivered, but shall be deemed delivered at the Closing;

(ix)                              the certificate contemplated by Section 7.1(d) in form and substance reasonably satisfactory to the Parties;

(x)                                 the affidavits contemplated by Section 6.15;

(xi)                              the requisite consent of the member of the Seller authorizing execution, delivery and performance of this Agreement and the transactions contemplated hereby, in form and substance reasonably satisfactory to the Parties; and

(xii)                           such other documents, instruments and certificates as the Buyer may reasonably request.

(c)                                  At the Closing, the Buyer shall deliver to the Seller:

(i)                                     the Purchase Price, as adjusted by Section 3.2;

(ii)                                  a duly executed Assignment and Assumption Agreement in the form attached as Exhibit A;

(iii)                               a properly completed New York State Combined Real Estate Transfer Tax Return and Credit Line Mortgage Certificate, and Certificate of Exemption from the Payment of Estimated Personal Income Tax (Form TP-584), duly executed by Buyer, which documents shall be prepared by the Seller;

(iv)                              a properly completed New York State Board of Real Property Services Real Property Transfer Report (Form RP-5217), duly executed by the Buyer, which documents shall be prepared by the Seller;

(v)                                 copies of each Buyer Consent that is a condition to Closing;

(vi)                              the certificate contemplated by Section 7.2(d) in form and substance reasonably satisfactory to the Parties;

(vii)                           the requisite consent of the Managing Member of the Buyer authorizing execution, delivery and performance of this Agreement and the transactions contemplated hereby, in form and substance reasonably satisfactory to the Parties; and

(viii)                        such other documents, instruments and certificates as the Seller may reasonably request.

3.2                               Purchase Price.  In consideration for the Acquired Assets, and subject to the terms and conditions of this Agreement, at the Closing the Buyer shall assume the Assumed Liabilities as provided in Section 2.3 and pay to the Seller, by wire transfer in immediately available funds to an account specified by the Seller to the Buyer at least three Business Days prior to the Closing, an amount equal to (a) the Purchase Price less (b) the amount of the Deposit plus (c) the amount, if any, of the Net Cash Loss of the Seller between January 1, 2013 and the Closing and less (d) the amount, if any, of the Net Cash Gain of the Seller between January 1, 2013 and the Closing, but only to the extent such gain has not been paid to reduce Tax Liabilities associated with the Acquired Real Property. Subject to Section 8.3, the Seller is entitled to retain the Deposit, which shall be credited as part of the Purchase Price. Notwithstanding anything herein to the contrary, the Deposit and all funds transferred to the Seller constituting the Purchase Price shall be held in trust for the benefit of the creditors of the Dynegy Companies or their Affiliates and shall be distributed pursuant to the Sale Order.

3.3                               Allocation of Purchase Price.  The sum of the Purchase Price and the value of the Assumed Liabilities (to the extent properly taken into account under the Code) shall be allocated among the Acquired Assets in accordance with section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder (and any similar provision of state or local Law, as appropriate).  A draft allocation shall be delivered by the Seller to the Buyer within 60 days after the Closing Date. The Buyer will have the right to raise reasonable objections to the draft allocation within 30 days after the Seller’s delivery thereof, in which event the Buyer and the Seller will negotiate in good faith to resolve such dispute.  If the Buyer and the Seller cannot resolve such dispute within 30 days after the Buyer notifies the Seller of such objections, each will use their own allocation determinations and neither shall be bound by the other Party’s allocation.  If the Parties are able to agree on an allocation, (a) such allocation shall constitute the “Allocation,” (b) the Buyer and the Seller shall file all Tax Returns (including Internal Revenue Service Form 8594) consistent with the Allocation, (c) the Buyer and the Seller shall provide the other Party with any information required to complete IRS Form 8594 within 14 days of the request for such information and (d) the Buyer and the Seller shall notify and provide the other Party with reasonable assistance in the event of an examination, audit or other proceeding relating to Taxes regarding the Allocation. Notwithstanding the preceding sentence, the Parties may settle any proposed deficiency or adjustment by any Tax Authority based upon or arising out of the Allocation, and neither the Buyer nor the Seller shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging such Allocation. Notwithstanding anything in this Agreement to the contrary, this Section 3.3 shall survive the Closing Date without limitation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the corresponding section or subsection of the Schedules, the Seller represents and warrants to the Buyer as follows:

4.1                               Organization.  The Seller is duly organized, validly existing and in good standing under the Laws of the state of Delaware.  The Seller has all necessary limited liability company power and authority to conduct its business as debtor-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code and all applicable Orders of the Bankruptcy Court. The Seller is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the ownership or operation of the Acquired Assets makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

4.2                               Due Authorization, Execution and Delivery; Enforceability.  Subject to the Sale Order having been entered by the Bankruptcy Court, the Seller has the requisite limited liability company power and authority to enter into, execute and deliver this Agreement and each other Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder and has taken all necessary limited liability company action required for the due authorization, execution, delivery and performance by it of this Agreement, each other Transaction Agreement to which it is a party and the transactions contemplated thereby.  Subject to the Sale Order having been entered by the Bankruptcy Court, this Agreement and each other Transaction Agreement to which the Seller is a party constitutes, or when executed and delivered will constitute, the legally valid and binding obligation of the Seller, enforceable against it in accordance with its terms.

4.3                               Consents.  Except as set forth on Schedule 4.3 (the “Seller Consents”) and subject to the Sale Order having been entered by the Bankruptcy Court, none of the execution, delivery or performance of this Agreement by the Seller will require any consent, approval, license, permit, Order or authorization (each, a “Consent”) of, registration, Notice, declaration or filing (each, a “Filing”) with, or approval by, any Governmental Entity or any other Person.

4.4                               No Conflicts.  Except as set forth on Schedule 4.4 and subject to the Sale Order having been entered by the Bankruptcy Court, the execution, delivery and performance by the Seller of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or result in any breach of any provision of its governing documents, (b) conflict with or result in a breach of, in any material respects, the terms, conditions or provisions of or constitute a default (or an event which with Notice or lapse of time or both would become a default) under, or give rise to any right of termination, acceleration or cancellation under, any Assumed Contract, (c) result in any material respects a violation of any Law or Order applicable to it, or (d) result in the creation or imposition of any Lien on any Acquired Asset, other than Permitted Liens.

4.5                               Litigation.  There are no Proceedings pending or, to the Knowledge of the Seller, threatened against the Facility, the Seller or its Affiliates, or to which the Seller or its Affiliates is otherwise a party (other than the Chapter 11 Cases), (a)  before a Governmental Entity or arbitrator and relating to the Facility, the Acquired Assets or the Assumed Liabilities, or the Seller’s ownership or operation thereof, nor, to the Knowledge of the Seller, is there any basis for any such Proceeding or any facts or circumstances that would reasonably likely result in any such Proceeding (b) that in any manner challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated by the Transaction Agreements or (c) are reasonably likely to result in a material claim against the Buyer for Damages as a result of the Seller entering into the Transaction Agreements.  Except as set forth on Schedule 4.5 and other than the Orders relating to the Chapter 11 Cases, the Seller is not subject to any Order affecting the Facility.

4.6                               Title to Acquired Assets.  The Seller will have at Closing and will transfer to the Buyer good and valid title to the Acquired Assets free and clear of all Liens, other than Permitted Liens.

4.7                               Operations and Maintenance.  The Seller has no Knowledge of material repairs or replacements with respect to the Acquired Assets that are required in order to properly operate the Facility, other than ordinary wear and tear.

4.8                               Owned Real Property. Except as set forth on Schedule 4.8, (a)  each of the Owned Real Property includes the right of ingress and egress (legal and practical) over public rights-of-way or valid and existing private easements of perpetual duration; (b) all sewer and other utility services to each of the Owned Real Property necessary for operation of the Facility as currently operated by the Seller are available, have been completed, installed and paid for (and all connections for such services are paid for), and all such services enter such property through adjoining public streets, or if they pass through adjoining private lands, they do so in accordance with valid public or private easements; (c) the Seller is and has at all times been in compliance with all applicable Laws relating to zoning and land use and to Seller’s Knowledge, to building codes (including having obtained necessary permits and certificates of occupancy) in respect of any of the Owned Real Property (and the Seller’s current use of such properties does not constitute a nonconforming use) and in material compliance with all covenants and other restrictions applicable to any of the Owned Real Property; (d) the Seller has not received any written Notice from any Governmental Entity alleging a violation of applicable Law or of the covenants or other restrictions set forth in clause (c) of this Section 4.8 which remains outstanding and would be material; and (e) the Seller has not received written Notice of, and there is no pending or, to the Seller’s Knowledge, contemplated:  (i) condemnation or eminent domain proceeding affecting any of the Owned Real Property, (ii) proposal or other consideration for increasing the assessed value of any of the Owned Real Property for state, county, local or other ad valorem or similar Taxes, (iii) any Proceedings or public improvements that would be reasonably expected to result in the levy of any special Tax or assessment against any of the Owned Real Property or (iv) any civil or administrative Proceeding challenging any use or operation of the Facility.

4.9                               Assumed Contracts.

(a)                                 Schedule Error! Reference source not found. sets forth (i) any written Contract for the purchase or delivery of goods, or performance of services, in each case that involves annual payments or receipts in excess of $100,000 in the aggregate, (ii) any Shared Contract and (iii) any letters of credit, bonds, security deposits or other surety obligations related to the operation of the Facility.

(b)                                 Except as set forth on Schedule 4.9(a) (i) each of the Assumed Contracts constitutes a legal, valid and binding obligation of the Seller (or DNE, as applicable) and, to the Knowledge of the Seller, each other party thereto, (ii) the Seller (or DNE, as applicable) is not in breach or default in any material respect under any of the Assumed Contracts and, to the Knowledge of the Seller, the other parties to the Assumed Contracts are not in breach or default in any material respect thereunder or (iii) the Seller has not received written Notice from any other party to any Assumed Contract of (A) any breach, violation or default by the Seller (or DNE) of such Assumed Contract or (B) threatened termination of such Assumed Contract.

(c)                                  The Seller (or DNE, as applicable) has not waived any of its material rights under any Assumed Contract and has delivered or made available to the Buyer true and complete copies of all Assumed Contracts (including all material amendments, supplements and modifications thereto).

4.10                        Labor and ERISA Matters.

(a)                                 The Collective Bargaining Agreement is the only collective bargaining agreement that governs the terms and conditions of employment of any of the Employees.  True and complete copies of the Collective Bargaining Agreement have heretofore been made available to the Buyer.  Notwithstanding the foregoing, DNE has provided the Union with Notice pursuant to the terms of the Collective Bargaining Agreement of intent to negotiate a new collective bargaining agreement upon the expiration of the current such agreement on October 31, 2012, and in connection with those negotiations, on November 7, 2012, DNE provided to the Union its last, best, and final offer (the “LBF”) for a new collective bargaining agreement, a copy of which has also been made available to the Buyer.  The Union commenced a strike against DNE and the Seller at 12:01 a.m. on November 8, 2012 and rejected the LBF.  On Friday, November 16, 2012, DNE provided notice of impasse and its intention to unilaterally implement terms contained in the LBF. LBF terms were implemented effective December 1, 2012.  Except as set forth herein and on Schedule 4.10(a), (i) the Seller and DNE have not experienced any labor strikes, work stoppages, pickets, lock-outs, or work slow-downs relating to any of the Employees during the two-year period preceding the Effective Date; (ii) neither the Seller nor DNE has received written Notice from any Governmental Entity of any charge, complaint or Proceeding against the Seller or DNE pending or threatened before or by the National Labor Relations Board or any other Governmental Entity with respect to any of the Employees; (iii) no arbitration, grievance or Proceeding arising out of or under the Collective Bargaining Agreement is pending against the Seller or DNE, or, to the Knowledge of the Seller, threatened; and (iv) the Seller and DNE are in compliance in all material respects with the Collective Bargaining Agreement.

(b)                                 Except as set forth in Schedule 4.10(b), with respect to the Employees, the Seller and DNE have complied in all material respects with all Laws governing their labor and employment practices, terms and conditions of the Employees’ employment, wages and hours, equal opportunity, civil rights, labor relations, occupational health and safety, and obligations to withhold Employee payroll taxes, including Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Americans with Disabilities Act, the federal Age Discrimination in Employment Act of 1967 and any federal, state, or local law governing labor and employment.  With respect to the Employees, except as set forth in Schedule 4.10(b), in the past three years, neither the Seller nor DNE have received a written complaint, demand letter, or written charge issued by any Governmental Entity that alleges a material violation by the Seller or DNE of any applicable material Law governing their employment practices, terms and conditions of the Employees’ employment, wages and hours, equal opportunity, civil rights, labor relations, occupational health and safety, or obligation to withhold Employee payroll taxes.  With respect to the Facility, the Seller and DNE (i) have not engaged in any plant closing, mass layoff, workforce reduction, or other reduction in force that has resulted or could reasonably be expected to result in material Liability under the Worker Adjustment and Retraining Notification Act (“WARN Act”) or any other applicable United States Law or local or state Law with respect to the Employees, and (ii) have not been issued any written Notice that any such action is to be brought in the future with respect to the Employees. With respect to the Employees, to the Seller’s Knowledge the Seller and DNE are in material compliance with all applicable requirements of the Immigration Reform and Control Act and the Consolidated Omnibus Budget Reconciliation Act of 1985.

(c)                                  With respect to all of the Employees, the Seller and DNE have paid all wages, other compensation, and withholding and other payroll related Taxes due prior to the Closing.

(d)                                 Schedule 4.10(d) lists all Benefits Plans.  Each Benefit Plan has complied in form and operation in all material respects with the requirements of ERISA, the Code and other applicable Law.  Each Benefit Plan intended to be tax-qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service that it is so qualified.

(e)                                  With respect to any employees or former employees of the Dynegy Companies or their ERISA Affiliates who are providing services or who have provided services to the Facility or the Acquired Assets, no “Qualifying Event” as described in section 4980B(f)(3)(F) of the Code and the U.S. Treasury Regulations thereunder, has occurred.  Except as provided in Schedule 4.10(e), no Benefit Plan (i) is subject to Title IV of ERISA or Section 412 of the Code or (ii) provides post-termination welfare benefits except to the extent required by section 4980B of the Code.

4.11                        Environmental.  Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.11 are the sole and exclusive representations and warranties of the Seller pertaining or relating to any Environmental Matters or Environmental Laws.  Except as set forth on Schedule 4.11:

(a)                                 The Seller and DNE hold all Permits that are required under Environmental Laws for the ownership and operation of the Facility as presently conducted (“Environmental Licenses and Permits”), which Environmental Licenses and Permits are set forth on Schedule 4.11.

(b)                                 All such Environmental Licenses and Permits are in full force and effect and are transferable or eligible for transfer to or reapplication by the Buyer under Environmental Laws.

(c)                                  To the Seller’s Knowledge, the Seller, DNE and the Acquired Assets are in compliance with all Environmental Laws applicable to the Facility and all Environmental Licenses and Permits, except where failure to comply would not result in material liabilities, penalties or fines under Environmental Law or the revocation of Environmental Licenses and Permits.

(d)                                 The Seller and DNE are not subject to any Order or binding arbitral decision with respect to Environmental Laws relating to the Acquired Assets that has not been fulfilled, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(e)                                  There are no Proceedings pending or, to the Seller’s Knowledge, threatened in writing against the Seller or DNE in respect of the Acquired Assets relating to Environmental Matters or arising under Environmental Laws, and the Seller and DNE have not received written Notice of any such Proceedings.

(f)                                   To the Seller’s Knowledge, (i) no Release of Hazardous Materials has occurred on, in, under, from or above the Owned Real Property, (ii) no Hazardous Materials have been treated, handled, stored, used or Released at, on, under or from the Acquired Assets or and (iii) at any off-site location to which such Hazardous Materials were disposed or arranged for disposal by the Seller, except in the case of each of the foregoing as would not, individually or in the aggregate, have a Material Adverse Effect.

(g)                                  Except to the extent that any of the following is protected by attorney-client privilege, the Seller has delivered or made available to the Buyer true and complete copies of all environmental reports documenting compliance of operations or environmental conditions at the Acquired Assets in the possession of the Seller or its Affiliates, as well as material correspondence with Governmental Entities relating to Environmental Matters at the Facility or the Acquired Real Property or concerning the operation of the Facility that are in the Seller’s or its Affiliates’ possession.

(h)                                 To the Seller’s Knowledge, the Seller or DNE has filed and maintained all material Notices, records, reports, environmental management or response plans and applications relating to the current operation of the Facility as required under applicable Environmental Laws.

4.12                        Compliance with Laws; Permits.

(a)                                 Except as set forth on Schedule 4.12(a), the Seller has complied in all material respects with all applicable Laws that affect the Facility or the Acquired Assets (or cured to the satisfaction of the relevant Governmental Entity any material non-compliance), and the Seller has not received any written (or to Seller’s Knowledge, oral) Notice from any Governmental Entity of any alleged violation of applicable Law.

(b)                                 Except as set forth in Schedule 4.12(b), (i) the Seller and DNE hold all material Permits necessary or required pursuant to applicable Law for the ownership or use of the Acquired Assets, the operation of the Facility as presently conducted and the construction of any improvements currently under construction on the Owned Real Property (“Material Licenses and Permits”), (ii) to the Seller’s Knowledge, all Material Licenses and Permits are held by the Seller or DNE and are in full force and effect and are transferrable or eligible for transfer to or reapplication the Buyer, (iii) the Seller and DNE are in compliance in all material respects with the Material Licenses and Permits and all applicable Law (excluding Environmental Laws) regarding the Material Licenses and Permits, (iv) there are no Proceedings pending or threatened in writing (or, to Seller’s Knowledge, orally) against or affecting the Facility, the Seller, DNE or the Acquired Assets that could reasonably be expected to revoke, cancel, suspend or declare invalid any Material Licenses and Permits, and (v) to the Seller’s Knowledge, there exists no basis for the revocation, suspension, lapse or limitation of any Material Licenses and Permits.  All fees and charges with respect to the Material Licenses and Permits have been paid in full.  The Seller has made available to the Buyer true and complete copies of all Material Licenses and Permits.

4.13                        Books and Records. To the Seller’s Knowledge, the Operating Records to be sold and transferred to the Buyer pursuant to Section 2.1(h) are true and complete in all material respects and have been maintained in all material respects in accordance with good business and bookkeeping practices and all applicable Laws.

4.14                        Financial Advisors; Brokers.  No Person acting directly or indirectly as a broker, finder or financial advisor for the Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement is entitled to any fee or commission or like payment in respect thereof from the Buyer or any of its Affiliates.  The Seller will indemnify and hold the Buyer and its Affiliates harmless from and against any claim for any such fee, commission or similar payment.

4.15                        Tax.  Except as set forth in Schedule 4.15 (a) there are no current (and Seller has not received written notice of any proposed) examinations, audits, actions, proceedings, investigations, disputes, assessments or claims by or of a Tax Authority with respect to any Potential Successor Tax and (b) there are no Liens, other than Permitted Liens, for Taxes upon the Acquired Assets.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth on the corresponding section or subsection of the Schedules, the Buyer represents and warrants to the Seller as follows:

5.1                               Organization.  The Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

5.2                               Due Authorization, Execution and Delivery; Enforceability.  The Buyer has the requisite limited liability company power and authority to enter into, execute and deliver this Agreement and each other Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder and has taken all necessary limited liability company action required for the due authorization, execution, delivery and performance by it of this Agreement and each other Transaction Agreement to which it is a party.  This Agreement and each other Transaction Agreement to which the Buyer is a party constitutes, or when executed and delivered will constitute, the legally valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar Laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

5.3                               Consents.  Except as set forth on Schedule 5.3 (“Buyer Consents”) and the Sale Order having been entered by the Bankruptcy Court, none of the execution, delivery or performance by the Buyer of the Transaction Agreements to which it is a party will require any Consent of, Filing with, or approval by, any Governmental Entity or any other Person.

5.4                               No Conflicts.  Except as set forth on Schedule 5.4, the execution, delivery and performance by the Buyer of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) conflict with or result in any breach of any provision of its governing documents, (b) conflict with or result in the breach of, in any material respects, the terms, conditions or provisions of or constitute a default (or an event that with Notice or lapse of time or both would become a default) under, or give rise to any right of termination, acceleration or cancellation under, any material Contract of the Buyer, or (c) result in a violation of any Law or Order applicable to it, except in each case of clauses (a) through (c) as would not result in a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement and the other Transaction Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby.

5.5                               Litigation.  There are no Proceedings pending or, to the Knowledge of the Buyer, threatened against the Buyer, or to which the Buyer is otherwise a party before any Governmental Entity, which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations under any Transaction Agreement or to consummate the transactions contemplated thereby.  The Buyer is not subject to any Order except to the extent the same would not reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated herein.

5.6                               Financial Capability.  The Buyer, at the Closing, will have (a) sufficient funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Purchase Price and any expenses incurred by the Buyer in connection with the transactions contemplated by the Transaction Agreements, and (b) the resources and capabilities (financial or otherwise) to perform its obligations hereunder.

5.7                               Market Concentration.  As of the Effective Date, the Buyer owns, leases, operates or otherwise controls, and as of the Closing Date the Buyer will own, lease, operate or otherwise control, 1,290 MW of generation in the NYISO market, and specifically 1,290 MW of generation within NYISO zones F through I, such that upon the closing of the Transaction, the Buyer will own or otherwise control the approximately 1,210 MW of generation capacity of the Facility plus the 80 MW of generation in the NYISO market that the Buyer owned or otherwise controlled as of the Effective Date and Closing Date, for a total of 1,290 MW of generation in the NYISO market.

5.8                               Opportunity for Independent Investigation.  Prior to its execution of this Agreement, the Buyer has conducted to its satisfaction an independent investigation and verification of the current condition and affairs of the Acquired Assets.  The Buyer is and has been assisted by advisors, consultants and legal counsel, knowledgeable and experienced in businesses similar to the operation of the Facility and in purchasing and operating power generation facilities similar to the Facility with respect to analyzing and evaluating the merits and risks of entering into this Agreement and the transactions contemplated hereby.  In making its decision to execute this Agreement and undertake the obligations set forth herein, the Buyer has relied and will rely solely upon the advice of its advisors, consultants and legal counsel and the results of its independent investigation and verification. The Buyer has completed its investigation, verification, analysis, review and evaluation of the Acquired Assets and the transactions contemplated by this Agreement as the Buyer has deemed necessary or appropriate.

5.9                               Financial Advisors; Brokers.  No Person acting directly or indirectly as a broker, finder or financial advisor for the Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement is entitled to any fee or commission or like payment in respect thereof from the Seller or any of its Affiliates.  The Buyer will indemnify and hold the Seller and its Affiliates harmless from and against any claim for any such fee, commission or similar payment.

5.10                        No Other Representations. The Buyer acknowledges and affirms that except as set forth in the Transaction Agreements to which it is a party, the Seller and its Affiliates make no representation or warranty, express or implied, as to the Seller, the Acquired Assets or otherwise (and the Seller and its Affiliates do not have any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in the Transaction Documents), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the Facility, the effectiveness or the success of any operations or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Acquired Assets furnished to the Buyer or its Representatives or made available to the Buyer and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby or in respect of any other matter or thing whatsoever. THE BUYER SHALL ACCEPT THE ACQUIRED ASSETS “AS IS,” “WHERE IS” AND WITH ALL FAULTS, LIMITATIONS AND DEFECTS (HIDDEN AND APPARENT) AND, SUBJECT ONLY TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THE TRANSACTION DOCUMENTS TO WHICH THE SELLER IS A PARTY, HEREBY DISCLAIMS ANY OTHER REPRESENTATION, WARRANTY OR GUARANTEE OF ANY NATURE WHATSOEVER (WHETHER EXPRESS OR IMPLIED) AS TO THEIR TITLE,

QUALITY, MERCHANTABILITY OR FITNESS FOR THE BUYER’S INTENDED USE OR A PARTICULAR PURPOSE OR ANY USE OR PURPOSE WHATSOEVER.

ARTICLE 6
COVENANTS OF THE PARTIES

6.1                               Conduct of Business Pending the Closing.  During the period from the Effective Date and continuing until the earlier of the termination of this Agreement in accordance with its terms and the Closing (the “Interim Period”), the Seller shall conduct the operations of the Facility in the Ordinary Course of Business.  Notwithstanding the first sentence of this Section 6.1, during the Interim Period, except as may be required by applicable Law or the Bankruptcy Court or as expressly permitted, authorized or required hereby, the Seller shall not, without the prior written consent of the Buyer (not to be unreasonably withheld, conditioned or delayed):

(a)                                 sell, lease, license or otherwise dispose of any Acquired Assets;

(b)                                 (i) terminate, modify, waive any right under or amend in a manner that is adverse to the Seller or the Buyer any Assumed Contract, (ii) terminate, modify, waive any right under or amend in a manner that is adverse to the Seller or the Buyer the Transfer Agreement or (iii) hire or make any offer to hire any employees;

(c)                                  abandon any material rights under any Assumed Contract or fail to honor or perform any Assumed Contract (including by failing to pay any amounts when due) in a manner that is materially adverse to the Seller or the Buyer;

(d)                                 enter into any Contract that is material to the operation of the Facility outside the Ordinary Course of Business without consultation with the Buyer;

(e)                                  fail to maintain the Operating Records in the Ordinary Course of Business;

(f)                                   institute, settle or agree to settle any material Proceeding before any Governmental Entity relating to the Facility or the Acquired Assets;

(g)                                  fail to maintain in full force and effect the Insurance Policies, consistent with past practice; or

(h)                                 fail (a) to maintain in all material respects, or have the Facility fail to maintain in all material respects its good standing as a Generator, Installed Capacity Supplier, or Transmission Customer of the NYISO, or (b) to materially comply with any applicable Reliability Rules, as each of those terms are defined in the NYISO Open Access Transmission Tariff or other relevant NYISO operating agreement.

6.2                               Access. Subject to applicable Law, during the Interim Period, the Seller shall (a) give the Buyer and its Representatives reasonable access during normal business hours to the Facility, Employees and Operating Records and (b) cooperate reasonably with the Buyer in its investigation of the Facility.  All inspections shall be conducted so as not to interfere unreasonably with the use of the Facility by the Seller or its Affiliates.  The Buyer agrees to indemnify and hold the Seller and its Affiliates and Representatives harmless of and from all actions, suits, claims, investigations, fines, judgments, damages, losses, deficiencies, Liabilities, costs and expenses (including attorneys’ fees and expenses) that arise out of or relate to damage or injuries arising from the Buyer’s inspection of the Facility (except to the extent attributable to the gross negligence or willful misconduct of the Seller or its Affiliates or their respective Representatives) and, notwithstanding anything to the contrary in this Agreement, such obligation to indemnify shall survive Closing or any termination of this Agreement.

6.3                               Public Announcements.  The Parties shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or public announcement of this Agreement and the transactions contemplated hereby, and no Party shall issue any such press release or public announcement without the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.  Notwithstanding the preceding sentence, this Section 6.3 shall not prevent any such press release or public announcement being made to the extent required by Law, court process (including the filing of this Agreement with the Bankruptcy Court as an exhibit to the Sale Motion) or the rules and regulations of, and any listing agreement with, any national securities exchange, on condition that if a Party is required to make any such announcement, the disclosing Party shall promptly before the announcement is made deliver Notice to the other Party thereof where practicable and lawful to do so, and the disclosing Party shall use its commercially reasonable efforts to agree upon the text of any such announcement with the other Party prior to the release of the announcement.  The Parties shall cause their respective Affiliates and Representatives to comply with this Section 6.3.

6.4                               Tax Matters.

(a)                                 Unless exempt from payment under the Bankruptcy Code, an Order of the Bankruptcy Court or applicable state law, all Transfer Taxes arising out of the transfer of the Acquired Assets pursuant to this Agreement, shall be borne by the Buyer to the greatest extent permitted by applicable Law. The Parties shall cooperate to timely prepare and file any Tax Returns relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.  At least 15 days prior to the due date (including extensions) of any Tax Returns related to Transfer Taxes, the filing Party shall (i) furnish the other Party a copy of such Tax Return, (ii) permit the other Party to review and comment on such Tax Returns and (iii) consider any such comments in good faith.  Other than New York State Tax Form ST-131 or any other Tax form required by Law to be filed by the Seller, the Buyer shall cooperate with the Seller in connection with the Seller’s filing of all necessary documentation and returns with respect to such Transfer Taxes (if any) when due and the Seller shall promptly, following the filing thereof, furnish a copy of such return or other filing and a copy of a receipt showing payment of any such Transfer Tax to the other Party for reimbursement by the Buyer.  The Buyer shall reimburse any Transfer Taxes advanced by the Seller upon 10 days Notice thereof, which Notice shall include proof of payment.  Notwithstanding the foregoing, the Parties shall petition the Bankruptcy Court for an explicit Order (which may be included as part of the Sale Order) to provide that the sale, transfer, assignment and conveyance of the Acquired Assets to the Buyer hereunder shall be deemed made pursuant to a confirmed plan under chapter 11 of title 11 of the Bankruptcy Code and thereby shall be entitled to the protections afforded under section 1146(a) of the Bankruptcy Code.

(b)                                 The Buyer, on the one hand, and the Seller, on the other hand, shall furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Acquired Assets as is reasonably necessary for filing of all Tax Returns relating to Tax periods that began prior to the Closing Date, including any claim for exemption or exclusion from the application or imposition of any Taxes with respect to such periods, the preparation for any audit by any Tax Authority with respect to such periods, and the prosecution or defense of any Proceeding relating to any Tax Return with respect to such periods.

(c)                                  The Parties agree that the Buyer shall be permitted to negotiate with the relevant Tax Authorities to reduce the aggregate Tax liability on the Facility for tax years commencing after the Closing Date by as much as reasonably practicable (and in any event not less than 50% of the 2012 assessment on a per annum equivalent basis), which reduced liability may be implemented over a multi-year period not to exceed three years.  In connection with such negotiations, (i) the Seller shall provide the Buyer with such cooperation as the Buyer shall reasonably request (including executing any agreements on behalf of the Facility, although the effectiveness of any such agreements shall be conditioned on the Closing) and (ii) the Buyer shall provide the Seller, at least 24 hours in advance, Notice of and opportunity to observe all in-person, telephonic meetings or other meetings with such Tax Authorities, and shall copy the Seller on, and forward to the Seller, all material correspondence with such Tax Authorities, including drafts of any agreements. The Seller (1) shall not enter into any agreements with, or engage in any discussions or negotiations with such Tax Authorities regarding the matters contemplated by this Section without the prior written consent of the Buyer (not to be unreasonably withheld, conditioned or delayed) and (2) shall provide the Buyer, at least 24 hours in advance, Notice of and an opportunity to participate in, all in-person, telephonic or other meetings with such Tax Authorities regarding any other matters, and shall copy the Buyer on all correspondence with such Tax Authorities.

6.5                               Regulatory Approvals.

(a)                                 Each Party shall use commercially reasonable efforts and proceed diligently and in good faith to cooperate with each other Party and its Affiliates, and to cause its Affiliates to cooperate with each other Party and its Affiliates, to obtain as promptly as practicable all required regulatory approvals and to provide as promptly as practicable such other information and communications to any relevant Governmental Entity or other Person as may be required or reasonably requested in connection therewith in order to lawfully complete the transactions contemplated by this Agreement and to secure the transfer to the Buyer of all the Acquired Assets, including Environmental Licenses and Permits required for the operation of the Facility, as of the Closing.  In addition to the foregoing, (i) the Seller and Buyer shall jointly file or cause to be filed (A) with FERC (within 20 days following the date of the Bankruptcy Court’s entry of the Sale Order, subject to extension by mutual agreement), an application for the prior authorization by FERC under section 203 of the Federal Power Act, 16 U.S.C. Sec. 791, et. seq. of the transactions contemplated hereby and (B) with the Federal Communications Commission (as promptly as practicable following the date of the Bankruptcy Court’s entry of the Sale Order, subject to extension by mutual agreement), an application for the approval of the transfer of the radio licenses held by the Seller and (ii) the Seller shall file or cause to be filed with NYPSC (within 20 days following the date of the Bankruptcy Court’s entry of the Sale Order, subject to extension by mutual agreement), an application for the prior authorization by NYPSC under section 70 of the New York Public Service Law of the transactions contemplated hereby.

(b)                                 The Parties shall furnish to each other’s counsel such information and assistance as such other Party may reasonably request in connection with its preparation of any such filing or submission to obtain the foregoing consents and approvals.  Each Party shall, subject to attorney-client and similar applicable privileges, provide copies of all documents submitted pursuant to this Section 6.5(b) to the other Party and their advisors prior to filing and, if requested, consider all reasonable additions, deletions or changes suggested in connection therewith.  Subject to Section 6.5(a), the Parties shall consult with each other as to the appropriate time of making such filings and submissions and shall make such filings and submissions at the agreed upon time.  To the extent permitted by Law, each Party shall keep the other Party apprised of any material communications from any Governmental Entities concerning this Agreement or the transactions contemplated hereby if such other Party is not copied on such communications.  Each Party shall respond as promptly as reasonably practicable to any inquiries or requests for additional or supplemental information from applicable Governmental Entities related to any such filings or submissions.  All costs and expenses incurred in connection with the filings contemplated to be made hereunder shall be borne by the Party incurring such costs and expenses.  The Seller shall cooperate with the Buyer with regard to all NERC reliability standards compliance filings and within 30 days after Closing the Buyer will assemble a final NERC documentation package that will include relevant NERC compliance records for the period prior to Closing.  The Parties shall file, or jointly file where applicable under the relevant regulations, with FERC, NYPSC and the Federal Communications Commission all documents reasonably required to obtain the required approvals from such Governmental Entities in connection with the transactions contemplated herein.

(c)                                  The Parties shall cooperate and use commercially reasonable efforts to contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned, any Order (whether temporary, preliminary or permanent) of any court or other Governmental Entity that is in effect and that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement, including the pursuit of all available avenues of administrative and judicial appeal, to the extent commercially reasonable.

(d)                                 The Parties shall use their commercially reasonable efforts to obtain the Seller Consents and the Buyer Consents, as applicable, but such obligation to use commercially reasonable efforts shall not include the payment of money to any third party; provided, however, the Buyer shall be required to satisfy any conditions specified by any Governmental Entity as a condition to providing its approval of the transactions contemplated herein.

6.6                               Employee Matters.

(a)                                 The Buyer may negotiate with the Union to enter into modifications of the Collective Bargaining Agreement as modified by the terms of the LBF.  To the extent that the Buyer decides to negotiate with the Union, it shall provide the Seller, at least 24 hours in advance, Notice of and an opportunity to observe, all substantive in-person, telephonic or other meetings and shall copy the Seller on all correspondence with the Union.

(b)           Schedule 6.6(b) sets forth a listing of the employees of the Seller or DNE whose employment is related to the maintenance and operation of the Acquired Assets (“Employees”).  Schedule 6.6(b) designates those Employees (i) who are covered by the Collective Bargaining Agreement (“Represented Employees”), (ii) who are not Represented Employees and are eligible for hire by the Buyer (“Non-Represented Employees”) and (iii) who are not Represented Employees but are not eligible for hire by Buyer (“Excluded Employees”).

(c)           During the Interim Period, the Buyer or an Affiliate of the Buyer (either one, as applicable, the “Employer”) shall make an offer of employment to each of the Represented Employees on either (i) the terms of the LBF to the extent such terms have been lawfully implemented by the Seller, including by, immediately following the Closing, providing the same wages, benefit plans, level of benefits and all terms and conditions of employment to which such Represented Employees were entitled as employees of the Seller except as such wages, benefits, levels of benefits and other terms and conditions have or may be modified by the LBF (or, if such LBF terms were not lawfully implemented, in accordance with the terms of the Collective Bargaining Agreement) or (ii) such other terms and conditions as agreed between the Buyer and the Union.  Absent such agreement between the Buyer and the Union, the Buyer shall continue to provide the same wages, benefit plans, level of benefits and all terms and conditions of employment to which the Represented Employees were entitled as employees of the Seller except as lawfully modified by the LBF, unless and until such terms may be modified by the Buyer in accordance with applicable Law.

(d)           During the Interim Period, the Employer shall make an offer of employment to each of the Non-Represented Employees on terms that are substantially similar with respect to salary, hourly wage rate, base hours and benefits to the Buyer’s current, similarly situated employees (with credit, to the extent applicable, for any existing payments toward deductibles and other employee paid costs under similar plans maintained by the Seller and its Affiliates). The Benefit Plans applicable to the Non-Represented Employees are set forth on Schedule 6.6(d).  Unless otherwise agreed herein, neither the Buyer nor any Affiliate shall assume or become sponsors of any of the Benefit Plans.

(e)           The Buyer shall provide severance and reemployment rights in accordance with Article IV, Section N.1. of the Collective Bargaining Agreement, as modified by the terms of the LBF, to any Represented Employees and in accordance with the Dynegy Inc. Severance Pay Plan to Non-Represented Employees (whether due to termination, change in employment terms or otherwise), but only to the extent such severance and reemployment rights are triggered by the actions of the Buyer.  For each eligible Non-Represented Employee, such severance benefits shall be substantially similar to those provided under the Dynegy Inc. Severance Pay Plan, including the COBRA premium payment period provisions contained therein.

(f)            The Buyer shall cause the years of service as recognized by the Seller for each Non-Represented and Represented Employee hired by the Buyer to be fully recognized for purposes of eligibility, vesting, level of benefits and benefit accrual under each severance, retirement, compensation, workers’ compensation, vacation, welfare or other benefit plan, program or arrangement of the Buyer (other than any defined benefit pension plan and equity award or to the extent that such crediting would result in duplication of benefits for the same period of service), provided such information is provided by Seller to the Buyer pre-Closing.

(g)           The Buyer shall have no liability with respect to 2012 incentive bonuses.

(h)           The parties shall reasonably cooperate to implement the provisions of this Section 6.6.  Without limitation, the Seller shall provide the Buyer all information in the Seller’s or its Affiliates’ possession that the Buyer reasonably requests to fulfill its obligations hereunder.

(i)            Nothing herein express or implied by this Agreement shall (i) confer upon any Person, including any Employee, or any other current or former employee of the Seller or DNE, or any beneficiary or legal representative thereof, other than the Parties hereto and their respective permitted successors and assigns, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement, except that the Employees and former employees of the Seller and its Affiliates are intended third-party beneficiaries of the express provisions of this Section 6.6 or (ii) be deemed to amend any Benefit Plan or any employee benefit plan, program or arrangement of the Buyer or any Affiliate.

(j)            With respect to employment losses occurring on or after the Closing Date, the Buyer shall bear any and all obligations and liability under the WARN Act or any other applicable Law relating to a plant closing, mass layoff, workforce reduction or other reduction in force.

(k)           The Buyer and its Affiliates shall be responsible for COBRA continuation coverage (within the meaning of section 4980B of the Code and the U.S. Treasury Regulations thereunder) for all Employees who are hired by the Buyer and their qualified beneficiaries. The Seller shall retain liability for COBRA coverage for all other individuals (including any M&A qualified beneficiaries (within the meaning assigned to such term under Q&A-4 of Treasury Regulation 54.4980B-9)) and the Buyer shall have no liability with respect thereto.

6.7          Confidentiality.  Until the Closing, the confidentiality of any data or information received by the Buyer regarding the Acquired Assets (including any information obtained pursuant to Section 6.2) shall be maintained by the Buyer and its Affiliates and Representatives in accordance with the confidentiality agreement between the Buyer and Dynegy Holdings dated September 27, 2012 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Notwithstanding any other provision in this Agreement or in the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement shall continue in full force and effect as to all information other than any confidential, non-public information to the extent related to the Facility, the Acquired Assets or the Assumed Liabilities (“Acquired Confidential Information”) for two years after the Effective Date. Following the Closing Date, the Seller shall not, and shall cause its Affiliates not to divulge, covey or provide access to any third party (other than any present or future Representatives of the Seller and its Affiliates who agree to keep such information confidential) any Acquired Confidential Information without the prior written consent of the Buyer, not to be unreasonably withheld; provided, however, that the Seller may furnish such portion (and only such portion) of the Acquired Confidential Information as the Seller reasonably determines it is legally obligated to disclose if:  (a) it receives a request to disclose all or any part of the Acquired Confidential Information under the terms of a subpoena, civil investigative demand or order issued by a Governmental Entity, or as required by applicable Law; (b)  it notifies the Buyer, to the extent legally permissible, of the existence, terms and circumstances surrounding such request and consults with the Buyer on the advisability of taking steps available under applicable Law to contest or narrow such request; and (c) it exercises its commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Acquired Confidential Information..

6.8          Further Assurances.  Subject to the terms and conditions herein provided, following the Closing Date, the Seller shall execute and deliver to the Buyer such bills of sale, endorsements, assignments and other good and sufficient instruments of assignment, transfer and conveyance, in form and substance reasonably satisfactory to the Buyer, and take such additional actions as the Buyer may reasonably request, to vest in the Buyer all of the Seller’s right, title and interest in and to the Acquired Assets.  During the Interim Period, each Party shall notify the other Party of any event that would reasonably be expected to cause any of the conditions in Section 7.1 or Section 7.2 not to be satisfied. The Parties shall use commercially reasonable efforts to cause the closing conditions under Section 7.1 and Section 7.2 to be timely satisfied.

6.9          Bankruptcy Court Filings.

(a)           No later than five Business Days after the Effective Date, the Seller shall file the Sale Motion and shall use its best efforts (i) to have the Bankruptcy Court (i) enter the Sale Order within 45 days from the filing date of the Sale Motion and (ii) to comply (or obtain an Order from the Bankruptcy Court waiving compliance) with all requirements under the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules and the Local Bankruptcy Rules in connection with obtaining approval of the Sale Order. The Seller shall consult with the Buyer and its Representatives concerning the Sale Order, any other Orders of the Bankruptcy Court relating to the transactions contemplated herein, and the bankruptcy proceedings in connection therewith, and provide the Buyer with copies of applications, pleadings, Notices, proposed Orders and other documents relating to such proceedings as soon as reasonably practicable.

(b)           The Buyer will reasonably promptly take such actions as are reasonably requested by the Seller to assist in obtaining entry of the Sale Order (including a finding of adequate assurance of future performance by the Buyer under section 365(f)(2) of the Bankruptcy Code with respect to all Assumed Contracts), if applicable, including (i) furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing necessary assurances of performance by the Buyer under this Agreement and (ii) furnishing an affidavit substantially in the form of Exhibit B demonstrating that the Buyer is a “good faith” purchaser under section 363(m) of the Bankruptcy Code, except that in no event shall the Buyer or the Seller be required to agree to any amendment of this Agreement or any of the other Transaction Agreements.

(c)           The Sale Order will provide, among other things, that the transfer of the Acquired Assets may be pursuant to a confirmed plan under chapter 11 of title 11 of the Bankruptcy Code and to the extent permitted pursuant to sections 105, 363, 365 and 1146(a) of the Bankruptcy Code and applicable Law:

(i)            the Acquired Assets shall be sold to the Buyer free and clear of all liens, claims, Taxes, interests, and encumbrances, including, Liens as defined herein, of any type whatsoever (whether known or unknown, secured or unsecured or in the nature of setoff or recoupment, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, perfected or unperfected, allowed or disallowed, contingent or non-contingent, liquidated or unliquidated, matured or unmatured, material or nonmaterial, disputed or undisputed, whether arising prior to or subsequent to the commencement of the Chapter 11 Cases, and whether imposed by agreement, understanding, law, equity, or otherwise, including claims otherwise arising under doctrines of successor liability) (other than Permitted Liens), and the Assumed Liabilities shall be assumed by the Buyer, in each case, pursuant to this Agreement;

(ii)           all parties claiming any Lien, claim or interest in or against any of the Acquired Assets have received timely, adequate, and sufficient Notice of the Sale Notice, any Auction and the Sale Hearing;

(iii)          creditors, parties-in-interest and other entities have been afforded a reasonable opportunity to bid for the Acquired Assets pursuant to the Bid Procedures and the Bid Procedures Order and a reasonable opportunity to object or be heard with respect to the Sale Motion and the relief requested therein has been afforded to all interested persons and entities;

(iv)          it is in the best interests of the Seller’s estate for the Seller to proceed with a sale of the Acquired Assets within the time constraints set forth in the Sale Motion and the Transaction Agreements.  The transactions contemplated by the Transaction Agreements must be approved and consummated promptly in order to maximize the value of the Acquired Assets;

(v)           the Seller has marketed the Acquired Assets and conducted the sale process in compliance with the Bid Procedures Order.  The marketing and bidding processes implemented by the Seller (including any modifications to the Bid Procedures made in accordance with the Bid Procedures) were fair, proper, complete, and reasonably calculated to result in the best value received for the Acquired Assets;

(vi)          the Seller has articulated good, sufficient, and sound business reasons for consummating the transactions contemplated by the Transaction Agreements (and if the sale of the Acquired Assets is to be effectuated outside of a plan or plans of liquidation or reorganization for the Seller, the Seller has articulated good, sufficient and sound business reasons for the consummation of such transactions outside of a plan), and it is a reasonable exercise of the Seller’s business judgment to consummate the transactions contemplated by the Transaction Agreements.  Approval of the Transaction Agreements and the consummation of the transactions contemplated thereby is in the best interests of the Seller’s estate, its creditors and other parties in interest;

(vii)         the Buyer’s bid for the purchase of the Acquired Assets as memorialized in the Transaction Agreements (A) is fair and reasonable, (B) is the highest or otherwise best offer received for the Acquired Assets, (C) will provide a greater recovery than would be provided by any other practical available alternative, and (D) constitutes reasonably equivalent value and fair consideration for the Acquired Assets under the Bankruptcy Code and under any applicable Laws;

(viii)        the Transaction Agreements were negotiated, proposed and entered into by the Seller and Buyer without collusion, in good faith and from arm’s-length bargaining positions.  The Buyer is not an “insider” of the Seller, as that term is defined in section 101(31) of the Bankruptcy Code.  Neither the Seller nor the Buyer has engaged in any conduct that would cause or permit the Transaction Agreements to be avoided under section 363(n) of the Bankruptcy Code.  Specifically, the Buyer has not acted in a collusive manner with any Person and the Purchase Price was not controlled by any agreement among bidders.  The Buyer is a good faith purchaser of the Acquired Assets within the meaning of section 363(m) of the Bankruptcy Code and is therefore entitled to all of the protections afforded thereby;

(ix)          except as otherwise set forth in the Transaction Agreements or in any other stipulation or agreement with the Buyer, the transfers of the Acquired Assets to the Buyer do not constitute avoidable transfers under the Bankruptcy Code or under applicable bankruptcy or non-bankruptcy law;

(x)           the Seller’s estate is exempt from the application of real estate transfer tax under the provisions of N.Y. Tax Law section 1405(b)(8) and section 1146(a) of the Bankruptcy Code because the transactions contemplated by the Transaction Agreements have been pursued under and in connection with a plan or plans of liquidation or reorganization under the Bankruptcy Code;

(xi)          the Seller shall assign or cause to be assigned to the Buyer, and the Buyer shall assume, all of the Assumed Contracts as of the Closing Date pursuant to the Sale Order;

(xii)         the Buyer shall be found to have demonstrated and established any adequate assurance of future performance before the Bankruptcy Court with respect to the Assumed Contracts, pursuant to section 365(f)(2) of the Bankruptcy Code;

(xiii)        to the extent permitted by Law, the Buyer shall have no liability or responsibility for any Liability or other obligation of the Seller arising under or related to the Acquired Assets other than as expressly set forth in this Agreement, including successor or vicarious liabilities of any kind or character, including any theory of antitrust, environmental, successor or transferee liability, labor Law, de facto merger or substantial continuity;

(xiv)        the terms and conditions of the sale of the Acquired Assets to, and the assumption of the Assumed Liabilities by, the Buyer as set forth herein are approved;

(xv)         the Seller shall transfer and convey good title to the Acquired Assets, free and clear of Liens other than Permitted Liens;

(xvi)        the Buyer is acquiring none of the Excluded Assets;

(xvii)       the Buyer shall have no Liability for any Excluded Liability;

(xviii)      the Seller is authorized and directed to consummate the transactions contemplated by this Agreement and to comply in all respects with the terms of this Agreement; and

(xix)        the Sale Order is binding upon any successors to the Seller, including any trustee or trustees in respect of the Seller or the Acquired Assets in the case of any proceeding under chapter 7 of the Bankruptcy Code.

(d)           In the event the Sale Order is appealed, (i) the Seller shall use commercially reasonable efforts to defend such appeal at its own cost and expense and (ii) the Buyer will provide such cooperation as is reasonably requested by the Seller to assist the Seller with its defense of such appeal.

(e)           After the entry of the Sale Order (if the sale is conducted outside of a plan or plans of liquidation or reorganization for the Seller), the terms of any liquidating or reorganization plan it submits to the Bankruptcy Court, or any other court for confirmation or sanction, shall not conflict with, supersede, abrogate, nullify or restrict the terms of this Agreement, or in any way prevent or interfere with the consummation or performance of the transactions contemplated by this Agreement.

(f)            Except as provided herein, the Parties acknowledge and agree that this Agreement is subject to all of the terms and conditions of the Bid Procedures.  Without limiting the generality of the foregoing and subject to the Bid Procedures (including any modification thereto made in accordance with the Bid Procedures), the Buyer expressly acknowledges and agrees that the execution of this Agreement by the Buyer constitutes its binding obligation to purchase the Acquired Assets and assume the Assumed Liabilities and to otherwise consummate the transactions contemplated hereby on the terms and conditions set forth herein.

6.10        Replacement Credit Support Requirements.  At Closing, the Buyer shall (a) deliver to the applicable beneficiary or counterparty duly executed replacement or substitute guaranties, letters of credit, bonds, security deposits, and other surety obligations and evidence of financial capacity, in each case acceptable to the relevant beneficiary or counterparty, in replacement of those credit support arrangements set forth in Schedule 6.10 (the “Credit Support Arrangements”), and (b) effect the full and unconditional release as of Closing of the Seller and its Affiliates from all obligations relating to the Credit Support Arrangements and any liabilities related thereto. Promptly after the Effective Date, the Buyer will take all necessary and reasonable steps to replace the Credit Support Arrangements in furtherance of this Section 6.10.

6.11        Insurance.  The Buyer acknowledges and agrees that it shall be solely responsible for providing insurance with respect to the Acquired Assets and the Assumed Liabilities for any event or occurrence of any kind whatsoever first occurring after Closing. To the extent that the Seller obtains proceeds under any Insurance Policies with respect to the Facility for any event or occurrence occurring prior to the Closing (which, if such proceeds are material, it shall use commercially reasonable efforts to obtain), the Seller shall promptly pay such proceeds over to Buyer, net of any deductibles paid by the Seller in connection with such proceeds.

6.12        Danskammer Covenant.  On condition that the Seller shall have no duty to defend any challenge to or seek to enforce the prohibition contemplated by this Section 6.12, the Seller will cause the inclusion in any definitive sale documentation involving the Seller with respect to Danskammer a covenant by the buyer of Danskammer to include in the deed for Danskammer a restrictive covenant prohibiting, to the extent permitted by law, the new owner of Danskammer from constructing or allowing a Third Party to construct a power generation facility on the Danskammer Site and from repowering or allowing any Third Party to repower Danskammer as it exists as of the Effective Date, and shall provide to the Buyer written evidence of the inclusion of such covenant in such definitive sale documentation. The Seller shall use commercially reasonable efforts to facilitate any discussions requested by the Buyer with the buyer of Danskammer.

6.13        Post-Closing Filings.  Promptly following Closing, the Buyer shall make the Notice and other filings required to be made after the Closing as described on Schedule 6.13 (the “Post-Closing Filings”) with respect to the Closing of the transactions contemplated hereby.

6.14        Seller Trademarks and Logos.  It is expressly agreed that the Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in the name “Dynegy” or any derivative thereof, or any trade names, trademarks, identifying logos or service marks related thereto or employing the word “Dynegy” or any part or variation of any of the foregoing or any confusingly similar trade names, trademarks, logos or service marks (collectively, the “Seller Trademarks and Logos”).  Neither the Buyer nor any of its Affiliates shall make any use of the Seller Trademarks and Logos from and after the Closing, including through the use of stationery or letterhead.  The Buyer shall, at its own cost and within 30 days after the Closing Date remove or cause to be removed from the Acquired Assets any and all of the Seller Trademarks and Logos.

6.15        Title Insurance and Survey. The Buyer may obtain a new owner’s title insurance commitment for the Owned Real Property issued by a national title insurance company chosen by the Buyer at the Buyer’s sole discretion (the “Title Company”), which commitment shall include a commitment to issue any endorsements which may be reasonably requested by the Buyer, and which commitment shall commit to insuring the Buyer’s interest in the Owned Real Property free and clear of all Liens, other than Permitted Liens.  The Seller shall cooperate with and provide reasonable assistance to the Buyer to remove or cause to be removed of record any defects from the title to the Owned Real Property.  The Seller shall deliver affidavits at Closing of the Seller’s officers, employees or agents as may be reasonably requested by the title insurer or the Buyer in order to delete the “standard exceptions” provided in any commitment delivered pursuant to this Section 6.15, obtain the endorsements reasonably requested by the Buyer pursuant to this Section 6.15, and affirm the representation set forth in Section 4.14 (Financial Advisors; Brokers), but only to the extent that such affidavits and other instruments do not impose personal liability upon any natural person who is the affiant and which affidavits shall include the statement, if true, that there are no claims of parties in possession.  The survey and the title commitment, any policy of title insurance, and the endorsements shall be at the Buyer’s sole cost and expense.

6.16        Replacement of Shared Contracts.  To the extent any Shared Contract constitutes an Assumed Contract, the Buyer is solely responsible for executing any replacement of such

Shared Contract.  If requested, and at the Buyer’s sole expense, the Seller shall use commercially reasonable efforts to assist the Buyer in procuring those material replacement Shared Contracts deemed by the Seller to be essential to the operation of the Facility.

6.17        Back-Up Bidder.  The Seller may execute an agreement for the sale of the Acquired Assets with a Back-Up Bidder as contemplated by the Bid Procedures, which execution and any related action shall not be considered a breach of this Agreement, notwithstanding any provision herein to the contrary.

ARTICLE 7
CONDITIONS TO OBLIGATIONS OF THE PARTIES

7.1          Conditions Precedent to Obligations of the Buyer.  The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Buyer in the Buyer’s sole discretion) at or prior to the Closing Date of each of the following conditions:

(a)           Except as set forth in Section 7.1(b), each of the representations and warranties of the Seller contained herein shall be true and correct in all material respects on and as of the Effective Date and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date, except to the extent that any such representation or warranty is expressly made as of a specified date, in which case the accuracy of such representation or warranty shall be determined as of such specified date.

(b)           Each of the representations and warranties contained in Sections 4.1, 4.2 and 4.14 shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date.

(c)           The Seller shall have performed in all material respects all obligations and agreements contained in this Agreement and the other Transaction Agreements required to be performed by the Seller on or prior to the Closing Date.

(d)           The Buyer shall have received certificates, dated the Closing Date, of an executive officer of the Seller to the effect that the conditions specified in Sections 7.1(a), 7.1(b), and 7.1(c) have been fulfilled.

(e)           (i) The approvals of Governmental Entities set forth on Schedule 7.1(e) shall have been obtained and shall be in full force and effect and shall be final and non-appealable and (ii) there shall be no Law or Order that restrains or prevents the transactions contemplated by this Agreement.

(f)            The Buyer Consents, Seller Consents and Necessary Consents set forth on Schedule 7.1(f) shall be in full force and effect.

(g)           The Bankruptcy Court shall have entered the Sale Order with no amendment, supplement or modification adverse to the Buyer in any material respects (as determined by the Buyer in its reasonable discretion) and the Sale Order shall have become a Final Order.

(h)           The conditions to closing under the Transfer Agreement shall have been satisfied and the Closing shall have occurred, in each case without any materially adverse waiver, amendment or modification of the Transfer Agreement.

(i)            The relevant Tax Authorities shall have entered into or offered to enter into a written agreement or other valid, binding and enforceable obligation (including, for the avoidance of doubt, any “payment in lieu of taxes” or other agreement) to reduce the aggregate Tax liability on the Facility for Tax years commencing after the Closing Date such that the Tax liability for the future years covered by such agreement is no greater than 50% of the Tax liability on account of the 2012 assessment on a per annum equivalent basis, which reduced liability may be implemented over a multi-year period not to exceed three years. For the avoidance of doubt, if the sum of the percentages by which the current Tax liability on the Facility are projected to be reduced for each year during the term of the agreement with the relevant Tax Authorities divided by the total number of years included in such term is equal to or greater than 50%, then the Tax Authorities will be deemed to have agreed to reduce the aggregate prospective Tax liability by 50% in compliance with this Section 7.1(i). .

(j)            DNE shall have paid to Central Hudson Gas and Electric Corporation $467,169.09 pursuant to Section 5 of the Settlement and Release Agreement, dated October 24, 2012, between DNE, Hudson Power, L.L.C., Seller, Dynegy Danskammer, L.L.C. and Central Hudson Gas and Electric Corporation, and evidence thereof shall have been delivered to the Buyer.

7.2          Conditions Precedent to the Obligations of the Seller.  The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Seller in the Seller’s sole discretion) at or prior to the Closing Date of each of the following conditions:

(a)           Except as set forth in Section 7.2(b), each of the representations and warranties of the Buyer contained herein shall be true and correct in all material respects on and as of the Effective Date and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date, except to the extent that any such representation or warranty is expressly made as of a specified date, in which case the accuracy of such representation or warranty shall be determined as of such specified date.

(b)           Each of the representations and warranties contained in Sections 5.1, 5.2 and 5.9 shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date.

(c)           The Buyer shall have performed in all material respects all obligations and agreements contained in this Agreement required to be performed by it on or prior to the Closing Date.

(d)           The Seller shall have received a certificate, dated the Closing Date, of an executive officer of the Buyer to the effect that the conditions specified in Sections 7.2(a), 7.2(b), and 7.2(c) as to the Buyer above have been fulfilled.

(e)           (i) The approvals of Governmental Entities set forth on Schedule 7.1(e) shall have been obtained and shall be in full force and effect and shall be final and non-appealable and (ii) there shall be no Law or Order that restrains or prevents the transactions contemplated by this Agreement.

(f)            The Buyer Consents, Seller Consents and Necessary Consents set forth on Schedule 7.1(f) shall be in full force and effect.

(g)           The Bankruptcy Court shall have entered the Sale Order with no amendment, supplement or modification adverse to the Seller in any material respects (as determined by the Seller in its reasonable discretion), the Sale Order shall have become a Final Order and a plan of reorganization or liquidation for the Seller shall have been confirmed by entry of a Confirmation Order.

(h)           The conditions to closing under the Transfer Agreement shall have been satisfied and the Closing shall have occurred, in each case without any materially adverse waiver, amendment or modification of the Transfer Agreement.

(i)            The Buyer shall have delivered the replacement Credit Support Arrangements as contemplated by Section 6.10.

(j)            The Buyer shall have paid to Central Hudson Gas and Electric Corporation $150,000.00 on behalf of DNE pursuant to Section 5 of the Settlement and Release Agreement, dated October 24, 2012, between DNE, Hudson Power, L.L.C., Seller, Dynegy Danskammer, L.L.C. and Central Hudson Gas and Electric Corporation, and evidence thereof shall have been delivered to the Seller.

ARTICLE 8
TERMINATION

8.1          Termination of Agreement.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)           by written agreement of the Seller and the Buyer;

(b)           by the Buyer or the Seller if the Bankruptcy Court does not enter a Sale Order on or before the date that is 45 days from the conclusion of the Auction;

(c)           by the Buyer or the Seller if the Closing does not occur on or before the date that is 120 days from entry of the Sale Order unless Closing has not occurred due to a pending regulatory approval, in which instance the Buyer or the Seller may only terminate pursuant to this Section 8.1(c) on or before the date that is 180 days from entry of the Sale Order;

(d)           by the Buyer or the Seller if, as a result of an Order of the Bankruptcy Court, the Chapter 11 Cases are dismissed or converted to chapter 7 cases and a chapter 7 trustee is appointed with respect to the Seller;

(e)           automatically upon the entry by the Bankruptcy Court of an Order approving a sale of any material portion of the Acquired Assets to a party other than the Buyer (other than approving any other Person as a Back-Up Bidder); or

(f)            by the Buyer or the Seller if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited, or if any Order permanently restraining, prohibiting or enjoining the Buyer or the Seller from consummating the transactions contemplated hereby is entered and such Order shall become final.

8.2          Consequences of Termination.  In the event of any termination of this Agreement by any Party pursuant to Section 8.1, Notice thereof shall be given by the terminating Party to the other Party, specifying the provision hereof pursuant to which such termination is made.  Upon any termination pursuant to Section 8.1, this Agreement shall terminate and become void and of no further force and effect (other than the last sentence of Section 4.14 (Financial Advisors; Brokers), the last sentence of Section 5.9 (Financial Advisors; Brokers), the last two sentences of Section 6.2 (Access), and all of Section 6.3 (Public Announcements), Section 6.7 (Confidentiality), Section 8.2 (Consequences of Termination), Section 8.3 (Deposit) and Article 9 (Miscellaneous) and, to the extent applicable in respect of such Sections and Article, Article 1), and the transactions contemplated hereby shall be abandoned without further action of the Parties, except that, subject to Section 8.3, such termination shall not relieve any Party of any Liability for any prior breach of this Agreement.

8.3          Deposit.

(a)           Except as set forth in Section 8.3(b), if this Agreement is terminated pursuant to Section 8.1 the Deposit shall be returned to the Buyer within five Business Days of such termination by wire transfer in immediately available funds to an account specified by Buyer.

(b)           In the event that (i) all of the conditions to Closing set forth in Section 7.1 are satisfied (except to the extent not satisfied due to the material breach of the Buyer), (ii) the Sale is not consummated due to a material breach of this Agreement by the Buyer and (iii) this Agreement is terminated in accordance with Section 8.1 (a “Closing Failure”), then the Seller shall be entitled to retain the Deposit by Notice to the Buyer as liquidated damages (the “Termination Fee”), it being acknowledged by the Parties that actual damages in circumstances where the Termination Fee is payable are difficult to predict and such amount is a fair and reasonable approximation of the damages that would be suffered by the Seller in such circumstances. If the Seller delivers Notice to the Buyer that it is retaining the Deposit as a Termination Fee, then in no event shall the Seller or its Affiliates seek to recover any other money damages or seek any other remedy, including under Section 9.10, from the Buyer or its Affiliates with respect to a Closing Failure, regardless of whether such monetary damages or other remedies are based on a claim in law or equity, and all such claims are hereby waived.  For the avoidance of doubt, the foregoing shall not prevent the Seller from seeking any other remedy, including under Section 9.10, prior to delivering such Notice.

ARTICLE 9
MISCELLANEOUS

9.1          Expenses.  Except as set forth in this Agreement and whether or not the transactions contemplated hereby are consummated, each Party shall bear all costs and expenses incurred or to be incurred by such Party in connection with this Agreement and the consummation of the transactions contemplated hereby.

9.2          Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Seller without the prior written consent of the Buyer, or by the Buyer without the prior written consent of the Seller, provided that the Buyer shall have the right to assign this Agreement or any of its rights or obligations hereunder to CCI Roseton LLC or any other direct or indirect wholly owned subsidiaries (provided that no such assignment shall relieve the Buyer of any of its obligations under this Agreement).  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, including any liquidating trustee, responsible Person or similar representative for the Seller or the Seller’s estate appointed in connection with the Chapter 11 Cases.

9.3          Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except as expressly set forth herein, including, for the avoidance of doubt, the intended third-party beneficiaries contemplated by Section 6.6 and Section 9.15 and DNE, who is an intended third party beneficiary of this Agreement.

9.4          Notices.  All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or that are given with respect to this Agreement shall be in writing and shall be deemed given on the date personally served, delivered by a nationally recognized overnight delivery service with charges prepaid, or transmitted by hand delivery, or facsimile with confirmation of receipt, addressed as set forth below, or to such other address as such Party shall have specified most recently by Notice, except that if delivered or transmitted on a day other than a Business Day or after 5:00 p.m., New York time, Notice shall be deemed given on the next Business Day.

If to Seller:	Dynegy Roseton, L.L.C.
601 Travis, Suite 1400
Houston, TX 77002
Attention: Clayton L. Smith
Facsimile:

Dynegy Roseton, L.L.C.
601 Travis, Suite 1400
Houston, TX 77002

Attention: Mario E. Alonso
Facsimile:

With copies to:	Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Attention: Paul S. Caruso
Facsimile:

Sidley Austin LLP
600 Travis Street
Suite 3100
Houston, TX 77002
Attention: Cliff W. Vrielink
Facsimile:

After February 2, 2013:

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Attention: Paul Caruso
Facsimile:

Sidley Austin LLP
1000 Louisiana Street
Suite 6100
Houston, TX 77002
Attention: Cliff Vrielink
Facsimile:

If to the Buyer:	LDH U.S. ASSET HOLDINGS LLC
811 Main Street, Suite 3500
Houston, TX 77002
Attention: Joe Rothbauer
Facsimile:

with a copy to:	2200 Atlantic Street
P.O. Box 120014
Stamford, CT 06902-6834
Attention: Office of The General Counsel
Facsimile:

With copies to:	Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166

Attention: Barbara L. Becker Facsimile: (212) 351-6202

Rejection of or refusal to accept any Notice, or the inability to deliver any Notice because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver.

9.5          Choice of Law.  This Agreement shall be construed and interpreted, and the rights of the Parties shall be determined, in accordance with the Laws of the State of New York, without giving effect to any provision thereof that would require the application of the substantive Laws of any other jurisdiction, except to the extent that such Laws are superseded by the Bankruptcy Code.

9.6          Entire Agreement; Amendments and Waivers.  The Transaction Agreements, the Confidentiality Agreement and all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.  This Agreement may be amended, supplemented or modified, and any of the terms, covenants, representations, warranties or conditions may be waived, only by a written instrument executed by the Seller and the Buyer, or in the case of a waiver, by the Party waiving compliance.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), and no such waiver shall constitute a continuing waiver unless otherwise expressly provided.

9.7          Schedules; Supplementation and Amendment of Schedules.  The Seller may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.  Information disclosed in the Schedules will be deemed adequately disclosed as an exception with respect to other covenants, agreements, representations or warranties to the extent that the relevance of such item to such other covenants, agreements, representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Schedules with respect to such other covenants, agreements, representations or warranties or a cross-reference thereto.  From time to time prior to the Closing, the Seller has the right to supplement or amend the Schedules with respect to any matter hereafter arising or discovered after the Effective Date but such supplement or amendment shall have no effect on the satisfaction of the condition to Closing set forth in Section 7.1.

9.8          Counterparts; Facsimile and Electronic Signatures.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.  Counterparts to this Agreement may be delivered via facsimile or electronic mail.  In proving this Agreement, it shall not be necessary to produce or account for more than one such counterpart signed by the Party against whom enforcement is sought.

9.9          Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement.  In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated only to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

9.10        Exclusive Jurisdiction and Specific Performance.

(a)           Without limiting any Party’s right to appeal any Order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes that may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all Proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the Parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive Notices therefrom at such locations as indicated in Section 9.4.

(b)           The Parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any of the Parties in accordance with the specific terms contained herein or were otherwise breached by any of the Parties, and each Party shall be entitled to an injunction or injunctions to prevent breaches or termination of this Agreement by any other Party or to enforce specifically the terms and provisions of this Agreement.  Notwithstanding anything herein to the contrary, if the Seller is entitled to retain the Deposit, then the Seller may retain the Deposit in addition to seeking specific performance of the terms and provisions hereof or any other remedy in law or equity to which the Seller is entitled.

9.11        WAIVER OF RIGHT TO TRIAL BY JURY.  THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

9.12        NO CONSEQUENTIAL DAMAGES.  IN NO EVENT SHALL ANY PARTY BE LIABLE UNDER OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT FOR ANY PUNITIVE, EXEMPLARY, INDIRECT, CONSEQUENTIAL, SPECIAL OR INCIDENTAL DAMAGES, LOST PROFITS OR COSTS OF ANY OTHER PARTY OR ITS AFFILIATES, WHETHER BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE OR STRICT LIABILITY), WARRANTY OR OTHERWISE, AND ALL SUCH PUNITIVE, EXEMPLARY, INDIRECT, CONSEQUENTIAL, SPECIAL AND INCIDENTAL DAMAGES, LOST PROFITS AND COSTS ARE HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVED, RELEASED AND DISCHARGED.

9.13        Survival.  Each and every representation, warranty, covenant, and agreement contained in this Agreement or in any instrument delivered pursuant to this Agreement (other than the covenants contained in this Agreement that by their terms are to be performed (in whole or in part) by the Parties following the Closing) shall expire and be of no further force and effect as of the Closing and no Party shall thereafter have any liability whatsoever with respect thereto.

9.14        Computation of Time.  In computing any period of time prescribed by or allowed with respect to any provision of this Agreement that relates to the Seller or the Chapter 11 Cases, the provisions of Bankruptcy Rule 9006(a) shall apply.

9.15        Non-Recourse.  All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or any other document, certificate or instrument delivered pursuant hereto, or the negotiation, execution, performance or non-performance of this Agreement or any other document, certificate or instrument delivered pursuant hereto (including any representation or warranty made in or in connection with this Agreement or any other document, certificate or instrument delivered pursuant hereto or as an inducement to enter into this Agreement and the other documents delivered pursuant hereto) may be made only against the Person or Persons that are expressly identified as parties hereto or thereto.  In no event shall any Party, or party to the other documents delivered pursuant hereto, have any shared or vicarious liability for the actions or omissions of any other Person.  No Person who is not a named party to this Agreement or the other documents delivered pursuant hereto, including any past, present or future director, manager, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney or representative of any Party (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or any other document, certificate, information, due diligence materials or instrument delivered in connection with the transactions contemplated hereby or pursuant hereto or for any claim based on, in respect of, or by reason of this Agreement or any other document, certificate, information, due diligence materials or instrument delivered in connection with the transactions contemplated hereby or pursuant hereto or its negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.  The Parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 9.15.

[Signatures Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Seller and the Buyer as of the date first above written.

SELLER:

DYNEGY ROSETON L.L.C.

By:
Name:
Title:

BUYER:

LDH U.S. ASSET HOLDINGS LLC

By:
Name:
Title:

Signature Page to Asset Purchase Agreement